Exhibit 4.3

<u>הסכם שכירות בלתי מוגנת</u>

שנערך ונחתם בתל אביב, ביום _____ לחודש ___________, שנת 2013

בין: 1. נכסי זיסאפל (1992) בע"מ ח.פ. 51-174168-8
2. נכסי כליל ומיכאל (1992) בע"מ, ח.פ. 51-174159-7
(ביחד ולחוד להלן: "**המשכיר**")

<u>מצד אחד;</u>

לבין: רדקום בע"מ, מספר חברה 52-004345-6
מרחוב ראול ולנברג 24, תל-אביב
(להלן: "**השוכר**")

<u>מצד שני;</u>

הואיל והמשכיר הינו בעל זכויות החזקה בחלק משטחי מגדלי זיו, אשר ברח' ראול ולנברג 24, ברמת החייל, תל-אביב, הידוע כגוש 6638 חלקה 616 (להלן: "**הבניין**") ומוסמך להשכיר את המושכר, כהגדרתו להלן;

והואיל והשוכר מעוניין לשכור מאת המשכיר והמשכיר מעוניין להשכיר לשוכר, בשכירות שאינה מוגנת על פי חוק הגנת הדייר, את המושכר כהגדרתו להלן, בהתאם ובכפוף לכל הוראות הסכם זה;

<u>לפיכך, הוסכם הוצהר והותנה בין הצדדים כדלקמן:</u>

1. המבוא להסכם זה מהווה חלק מחייב ובלתי נפרד הימנו.

2. **<u>הגדרות</u>**

בהסכם זה תהיינה למונחים המפורטים להלן המשמעות שבצדם:

"**ההסכם**":	הסכם זה על כל נספחיו.
"**המושכר**":	משרדים בשטח של 1,545 מ"ר (ברוטו) וממ"ק בשטח של 23 מ"ר (ברוטו) בקומה 4 בשלב A1 בבניין, כמסומן בתרשים ש<u>בנספח א'</u> בתוספת חניות כמפורט בסעיף 7 להלן. למען הסר ספק, מובהר ומוסכם בזאת, כי לכל דבר ועניין ייחשב שטח המושכר על פי הסכם זה לשטח המושכר ברוטו כמפורט לעיל, דהיינו, משרדים בשטח של 1,545 מ"ר ברוטו בתוספת ממ"ק בשטח של 23 מ"ר ברוטו, וכי שטח זה הינו סופי ולא ניתן יהיה לערער עליו אף אם יתברר במדידה כלשהי כי הוא שונה מהמפורט לעיל.
"**מנהל הפרוייקט**":	מי שיוסמך על ידי המשכיר בכתב.
"**מדד**":	מדד המחירים לצרכן (כולל ירקות ופירות) המתפרסם על ידי הלשכה המרכזית לסטטיסטיקה. ובמידה ומדד זה יפסיק להתפרסם – כל מדד אחר דומה.
"**מדד בסיסי**":	המדד לחודש נובמבר 2012, אשר פורסם ב-15 לחודש דצמבר 2012 ואשר עמד על 105.5 נקודות.
"**ריבית פיגורים**":	ריבית חודשית בשיעור ריבית הפריים (כפי שתהיה במועד הוצאת הדרישה על פי הסכם זה לתשלום ריבית הפיגורים), בתוספת 1%, לכל חודש או חלק יחסי מכך לחלק מחודש.

3. **<u>אי תחולת חוק הגנת הדייר</u>**

3.1. מוצהר במפורש כי המושכר נמצא במבנה שבנייתו הושלמה לאחר יום 20.8.1968 וכי שכירות זו נעשית בתנאי מפורש שחוק הגנת הדייר (נוסח משולב) תשל"ב-1972 וכן חוקי הגנת הדייר האחרים על תקנותיהם וצוויהם (להלן: "**חוק הגנת הדייר**"), וכל חוק שיקנה לשוכר מעמד של דייר מוגן לא יחולו על השכירות.

3.2. השוכר מצהיר כי לא שילם וגם לא ישלם למשכיר דמי מפתח או כל תמורה אחרת עבור השכירות שאינה דמי שכירות וכי השוכר או כל הבא מכוחו לא יהיה דייר מוגן במושכר על פי החוק.

3.3. השוכר מצהיר כי כל ההשקעות שייעשו על ידו במושכר לרבות ציוד ומתקנים ייעשו לצרכיו בלבד והוא יהיה מנוע מלטעון כי יש בהשקעות אלו משום דמי מפתח או תשלום לפי סעיף 82 לחוק הגנת הדייר (נוסח משולב) התשל"ב-1972 או כל תשלום המעניק לו זכויות כלשהן במושכר וכן הוא יהא מנוע מלדרוש מהמשכיר השתתפות או החזר, מלאים או חלקיים, בגין ההשקעות האמורות.

3.4. ידוע לשוכר כי המושכר מושכר לשוכר, בין השאר, על סמך הצהרותיו לעיל והוא יהא מנוע מלהעלות תביעות או טענות כלשהן בקשר להיותו דייר מוגן או כי יש לו במושכר יותר זכויות ממה שמוקנה לו במפורש בהסכם זה.

4. **השכירות**

4.1. המשכיר משכיר בזאת לשוכר והשוכר שוכר בזאת מאת המשכיר את המושכר בשכירות שאינה מוגנת על פי חוק הגנת הדייר למטרת השכירות בלבד, לתקופה ובתנאים כמפורט בהסכם זה לעיל ולהלן.

4.2. השוכר מצהיר כי ראה ובדק את המקרקעין עליהם נבנה המבנה ואת סביבתם, מן הבחינה הפיסית, וכי התאפשר לו לבדקם מן הבחינה התכנונית והמשפטית, וכן לבדוק את המושכר ו/או תכניותיו ו/או המפרט ו/או תרשים המושכר, לרבות מצב המושכר והמבנה בעת חתימת הסכם זה, וכן קיבל מאת המשכיר והרשויות המוסמכות את כל המידע שדרש והוא מצא את המושכר מתאים להצהרות המשכיר ולצרכיו והוא מונע בזאת מעצמו כל טענה בקשר עם התאמת המושכר ו/או המבנה לצרכיו ו/או להצהרות המשכיר ו/או לטיב המושכר ו/או כל טענה אחרת, למעט פגם נסתר. המשכיר לא יהיה אחראי לשינויים ולתיקונים שיעשו בתוכניות בנין עיר שיחולו על המקרקעין, ככל שיעשו, אף אם נעשו לפני חתימת הסכם זה. מוסכם כי ככל ועקב שינויים ו/או תיקונים שיעשו בתוכניות בנין עיר שיחולו על המקרקעין תהיה מניעה מהשוכר להמשיך ולשכור את המושכר בהתאם לתנאי הסכם זה, יהא רשאי השוכר להביא לידי סיום הסכם שכירות זה באופן מידי.

4.3. המשכיר מצהיר כי למיטב ידיעתו אין כל מניעה תכנונית ו/או משפטית ו/או אחרת, המונעת את השכרת המושכר לשוכר בהתאם לתנאי הסכם זה. בנוסף מצהיר המשכיר, כי אין כל התחייבות שלו (לרבות התחייבות מותנית) המנוגדת להתחייבויותיו על פי הסכם זה ואין בחתימתו על ההסכם או בביצוע התחייבויותיו על פיו משום הפרה של הסכם או התחייבות אחרים כלשהם שלו.

5. **מסירת המושכר ועבודות התאמה**

5.1. השוכר שוכר את המושכר מהמשכיר נכון למועד חתימת הסכם זה, בהתאם להוראות הסכם שכירות שנחתם בין הצדדים ביום 1.3.2001 והסכם שכירות ממ"ק שנחתם בין הצדדים ביום 30.4.2007, על כל הסכמי התיקון והתוספת שנחתמו ביחס להסכמים אלה (להלן: "**ההסכמים הקודמים**"), ואשר תקופת השכירות שעל פיהם הסתיימה ביום 31.12.2012. מוסכם כי במועד תחילת השכירות, כהגדרתו להלן, הסתיימו ההסכמים הקודמים.

לפיכך, מוסכם כי תקופת השכירות של השוכר את המושכר על פי הסכם זה החלה ביום 1.1.2013 (להלן: "**מועד תחילת השכירות**").

עוד מובהר ומוסכם בזה, כי השוכר ישכור את המושכר על פי הסכם זה כשהוא במצבו הנוכחי, "as is", וכי הוא מוותר על כל טענה ו/או תביעה בקשר עם כך (למעט פגם נסתר).

5.2. השוכר יתכנן ויבצע במושכר (לאחר מועד תחילת השכירות), באחריותו הבלעדית ועל חשבונו, את כל העבודות הנדרשות להתאמת המושכר למטרת השכירות ולצרכיו, והכל בהתאם ובכפוף לכל הוראות ותנאי הסכם זה, לרבות הוראות ותנאי סעיף 14 להלן.

5א. **עבודות ההתאמה הראשונות במושכר**

5א(1) עבודות התאמה במושכר יבוצעו, כאמור הסכם זה לעיל ולהלן, על ידי השוכר, באחריותו המלאה ועל חשבונו. אולם, מוסכם כי בכפוף לביצוע עבודות ההתאמה הראשונות (כמוגדר להלן) במהלך ששת (6) החודשים הראשונים של תקופת השכירות, כהגדרתה להלן (להלן: "**תקופת ביצוע עבודות ההתאמה הראשונות**"), על פי הוראות הסכם זה, ישתתף המשכיר בחלק מעלות עבודות ההתאמה הראשונות הקבועות

(כמוגדר להלן), בסך של עד 150,000 ₪ (מאה וחמישים אלף שקלים חדשים) בתוספת מע"מ (להלן: "**השתתפות המשכיר**"), והכל בכפוף להוראות סעיף 5 זה. מובהר ומוסכם בזאת, כי סך השתתפות המשכיר לא יוצמד למדד.

5א(2) השתתפות המשכיר בעלות עבודות ההתאמה הראשונות שתבוצענה בתקופת ביצוע עבודות ההתאמה הראשונות, כמפורט וכמוגדר לעיל, תחול אך ורק על עבודות ההתאמה הראשונות במושכר אשר יבוצעו בהתאם להוראות הסכם זה ויישארו במושכר במועד פינויו על ידי השוכר ואשר מהוות שינוי ו/או השבחה ו/או תוספת לתשתיות או למערכות המושכר ו/או תוספות בניה, התאמה ועבודות גמר. עבודות התאמה כוללות גם את התכנון ו/או היועצים הרלבנטיים. למען הסר ספק, מובהר כי השתתפות המשכיר, כאמור, לא תחול על רכישת ציוד נייד כגון ריהוט, ציוד מטבח, ציוד מחשבים, תקשורת וכיו"ב (עבודות ההתאמה המפורטות בפסקה זו יקראו לעיל ולהלן: "**עבודות ההתאמה הראשונות הקבועות**").

5א(3) למען הסר ספק, מובהר בזאת, כי השתתפות המשכיר יכול שתהיה נמוכה מעלות עבודות ההתאמה הראשונות הקבועות בפועל או שווה להן, וכי במידה שהשתתפות המשכיר תהיה גבוהה מעלות עבודות ההתאמה הראשונות הקבועות בפועל, הרי שכאמור בסעיף זה להלן, לא יהיה השוכר זכאי לכל תשלום ו/או החזר של ההפרש בין עלות עבודות ההתאמה הראשונות הקבועות בפועל לבין סך השתתפות המשכיר כמפורט לעיל ו/או למימון עבודות ו/או ציוד כלשהם בסך ההפרש כאמור. עוד מובהר ומוסכם בזאת, כי ככל שעלות עבודות ההתאמה הראשונות הקבועות תעלה על סך השתתפות המשכיר, כמוגדר לעיל, תשולם תוספת המחיר העודפת על ידי השוכר.

5א(4) בכפוף לשאר הוראות הסכם זה ולאמור בפסקה זו להלן, המשכיר ישלם לשוכר את סך השתתפות המשכיר בגין תכנון ו/או ביצוע עבודות ההתאמה הראשונות הקבועות, או כל חלק מהן, וזאת עד 45 ימים לאחר שיוצגו בפני המשכיר חשבוניות המס הסופיות בגין התשלום הסופי והמלא ששילם השוכר ליועצים ולקבלנים. מוסכם כי במידה שהמשכיר יאחר בתשלום סך השתתפות המשכיר, או כל חלק ממנו, לתקופה של עד 15 יום נוספים (לאחר תקופת 45 הימים המפורטת לעיל), לא יחשב עיכוב כאמור להפרה של הסכם זה. תשלום המשכיר לשוכר את סך השתתפות המשכיר, כאמור, יבוצע למול חשבוניות מס אשר יעביר השוכר למשכיר.

מובהר ומוסכם, כי תשלום המע"מ של השתתפות המשכיר יבוצע על ידי המשכיר במועד החוקי לתשלום המע"מ ולא יחד עם תשלום השתתפות המשכיר.

5א(5) על אף האמור לעיל, ההתחברות לכל מערכות הבניין (מיזוג אוויר, חשמל, מים וכו'), ככל שעבודות ההתאמה הראשונות כוללות זאת, תהיה מתואמת עם חברת הניהול וכפופה לאישורה ולהנחיותיה.

5א(6) המשכיר, באמצעות חברת הניהול, יעמיד לשימוש קבלני השוכר בתקופת עבודות ההתאמה הראשונות מעלית משא ובה דיפון מתאים, לצורך שינוע חומרים ועובדים. מובהר שחל איסור מוחלט על שימוש במעליות האחרות בבניין. השוכר אחראי להשתמש במעלית בזהירות. השוכר יהיה אחראי לכל נזק שייגרם למעלית במהלך ובקשר עם ביצוע העבודות עקב מעשה של השוכר ו/או מי מטעמו, וישפה את המשכיר לבקשתו הראשונה בגין כל הוצאה שתיגרם לו בפועל בקשר עם כך.

5א(7) השוכר מתחייב לפנות את כל הפסולת השייכת לו ו/או למי מקבלניו ו/או למי מטעמם ו/או הקשורה בביצוע העבודות משטח המושכר והבניין במהירות ובהתאם לכל הוראות והנחיות חברת הניהול.

6. **<u>עבודות במבנה</u>**

6.1 השוכר מסכים בזאת, מפורשות, לכך שהמשכיר יהיה רשאי לבצע עבודות בינוי ועבודות אחרות במבנה ובמושכר, במהלך תקופת השכירות, ולשוכר לא יהיו כל טענה ו/או דרישה ו/או תלונה שהן בקשר עם ביצוע העבודות ו/או תוספות הבנייה כאמור, על כל הכרוך בהן והנובע מהן, כל עוד לא יהיה בכך כדי למנוע שימוש סביר של השוכר במושכר או כדי לפגוע בזכויותיו לפי הסכם זה. עבודות שיידרש לבצען בתוך המושכר, יבוצעו תוך תיאום מראש של חמישה (5) ימי עסקים עם השוכר

6.2 השוכר מתחייב להרשות למשכיר ו/או לנציגיו ו/או לעובדיו ו/או מי מטעמו לבצע כל עבודות או סידורים טכניים או אחרים, לרבות תיקונים כגון: הנחת צינורות, כבלים, חוטים, בורות ביוב וכיו"ב, במושכר או בחלקים כלשהם של המבנה או ברכוש

המשותף, או בחלקה עליה עומד המבנה. פעולות שיידרש לבצען בתוך המושכר יבוצעו, ככל הניתן מבחינה פרקטית, תוך תיאום מראש עם השוכר, של חמישה (5) ימי עסקים.

6.3 למען הסר ספק מובהר כי המשכיר יהא רשאי גם לאחר השלמת המבנה ולאחר מועד המסירה לבצע עבודות בינוי ועבודות אחרות בחלקים של המבנה ו/או הבניין שאינם המושכר לרבות, אך לא רק, עבודות פיתוח בתנאי שעבודות כאלו לא יפגעו בשימוש סביר של השוכר במושכר.

כמו-כן, הוספת קומות ו/או חלקי קומות ו/או הגדלת השטחים המותרים לשימוש במבנה ו/או שינוי היעוד המותר של שטחים במבנה לא יחשבו כהפרת התחייבות המשכיר כאמור, כל עוד לא יהיה בכך כדי לפגוע בשימוש הסביר של השוכר במושכר או בזכויותיו לפי הסכם זה.

6.4 המשכיר יהיה רשאי לבצע שינויים בתכניות המבנה ו/או במושכר אם יידרש לעשות כן ע"י כל רשות מוסמכת, ובתנאי שלא יהיה בשינויים הנ"ל כדי לפגוע בשימוש הסביר של השוכר במושכר.

7. **<u>חניה</u>**

השוכר יהיה רשאי להשתמש במשך תקופת השכירות בשבעים וארבעה (74) מקומות חניה שאינם קבועים ושאינם מסומנים בחניון המבנה, מתוכם שבעה (7) מקומות חניה הפטורים מתשלום דמי שכירות בלבד (אך אינם פטורים מתשלום כל יתר התשלומים הרלוונטיים, לרבות דמי ניהול וארנונה).
מובהר ומוסכם בזאת, כי החניה בחניות אלה תתאפשר בכל מקום חניה פנוי מבין מקומות החניה שיוקצו, מעת לעת, לטובת דיירי המבנה שישכרו זכות שימוש במקומות חניה שאינם קבועים.

7.1. תמורת השימוש בחניות ישלם השוכר למשכיר דמי שכירות כמפורט בסעיף 10 להלן, וכן ארנונה, דמי ניהול וכל תשלום אחר כמפורט בהסכם זה.

7.2. בכל מקרה של סיום השכירות או ביטולה, הכל לפי העניין, תבוטל גם רשות השימוש בחניות כאמור באופן אוטומטי. הוראות הסכם זה בכל הנוגע למושכר יחולו גם על החניות.

7.3. השוכר יהיה רשאי, בכפוף למתן הודעה בכתב כמפורט להלן, להפחית את מספר החניות הנכללות במושכר ותמורת השימוש בחניות תתעדכן בהתאם.

במידה שהודעת השוכר בדבר רצונו בהפחתת חניות, כאמור, תתקבל אצל המשכיר עד ה-15 לחודש קלנדרי, דהיינו במחצית הראשונה של חודש קלנדרי, יופחתו מהמושכר החניות כמפורט בבקשת השוכר החל מהיום הראשון של החודש הקלנדרי העוקב. במידה שהודעת השוכר תתקבל אצל המשכיר במחצית השניה של חודש קלנדרי, יופחתו מהמושכר החניות כמפורט בבקשת השוכר החל מהיום הראשון של החודש הקלנדרי שלאחר החודש הקלנדרי העוקב. הצדדים יחתמו על הסכם מפורט בדבר כל עדכון חניות כאמור.

8. **<u>מטרת השכירות</u>**

8.1. מבלי לגרוע מהאמור לעיל, מטרת השכירות הינה ניהול עסק של חברה המספקת פתרונות תקשורת, הכוללים בין היתר חומרה המיוצרת ו/או מורכבת על ידי השוכר במושכר, כל אלו בתנאי שאינו גורם מטרד לשאר דיירי המבנה ובתנאי שהשימוש לא יחרוג מהיתר הבניה של המבנה.

על השוכר האחריות להשגת כל הרשיונות הנדרשים לניהול עסקיו במושכר ולהצבת שלטים, אם דרושים, ואי השגתם לא תהווה עילה לקיצור השכירות או לעיכוב או להקטנת דמי השכירות גם במקרה והעסק ייסגר כתוצאה מהעדר רשיון כאמור. המשכיר יסייע לשוכר באופן סביר, על חשבון השוכר וככל ויתבקש לכך המשכיר על ידי השוכר, בהשגת הרשיונות ו/או ההיתרים הנדרשים כאמור, וזאת בכפוף לכך שלא יהיה בכך כדי להטיל על המשכיר חבות, אחריות ו/או הוצאה כלשהן. השוכר מצהיר, כי ידוע לו שהפעלת המושכר שלא בהתאם למטרת השכירות, או ללא אישורים ו/או היתרים שידרשו עלולה לגרום למשכיר נזקים כבדים ביותר, לרבות הפרת הסכמי שכירות עם דיירים אחרים במבנה ולפיכך יהיה המשכיר רשאי, בנוסף לכל סעד אחר, לקבל צווי מניעה כנגד ההפעלה כאמור.

8.2. שום דבר מהאמור בהסכם זה לא יחשב כהרשאה של המשכיר לשוכר להשתמש במושכר ו/או לנהל בו עסקים מבלי היתר ו/או תוך חריגה ממנו.

8.3. למען הסר ספק ומבלי לגרוע מהאמור, מוסכם בזאת בין הצדדים, כי האחריות בגין ניהול עסקי השוכר שלא על פי היתר כדין תחול על השוכר בלבד. כן מוסכם כי המשכיר לא יגיע לפשרה עם צד ג' כלשהו, בעניין תשלומים בהם חב השוכר כלפי אותו צד ג', ללא הסכמתו של השוכר.

8.4. ככל ששטח המושכר כולל גם מרחבים מוגנים קומתיים או מרחביים (להלן: "**הממ"ק**"), מצהיר ומאשר השוכר כי ידוע ונהיר לו שהממ"ק נועד לשמש כמרחב מוגן קומתי ו/או כמקלט ואסור להשתמש בו למטרה אחרת מאשר לחסות בו בשעת התקפה, אלא על פי רישיון מאת הרשויות המוסמכות לפי כל דין, לרבות לפי חוק ההתגוננות האזרחית, התשי"א – 1951.

השוכר מצהיר ומאשר כי האחריות להשגת הרישיונות הנדרשים על פי כל דין לשם שימוש השוכר בממ"ק למטרת השכירות לפי הסכם זה, היא על השוכר באופן בלעדי, ולשוכר לא תהא כל טענה ו/או דרישה ו/או תביעה כלפי המשכיר בעניין זה.

מובהר בזה כי זכות השימוש בממ"ק כפופה להוראות פיקוד העורף ולהוראות כל דין. מבלי לגרוע מכלליות האמור לעיל מתחייב השוכר לתחזק את הממ"ק ולהשתמש בו בהתאם להוראות כל דין, להוראות פיקוד העורף ולהוראות חברת הניהול הנובעות מהוראות כל דין.
על אף האמור לעיל ולהלן, מוסכם בזה כי השוכר יהיה רשאי להחזיר את הממ"ק בכל עת, בהודעה בכתב למשכיר של שלושים ימים מראש, ובמקרה כזה תסתיים שכירות הממ"ק ע"י השוכר, בתום החודש הקלנדרי שלאחר החודש בו ניתנה ההודעה.

בעיתות חירום מתחייב השוכר לפנות את הממ"ק לאלתר ולהעמידו לרשות הציבור. למען הסר ספק מובהר כי השוכר ימשיך לשלם, גם לאורך כל התקופה בה הממ"ק יועמד לרשות הציבור, את כל התשלומים הנוגעים לממ"ק והקבועים בהסכם זה ובהסכם הניהול. השוכר לא יהיה זכאי לכל פיצוי או תשלום והוא מוותר על כל טענה בקשר עם כך.

השוכר יהיה רשאי לנעול את הממ"ק, על פי שיקול דעתו ובלבד שבמקרה כזה ישאיר בידי חברת הניהול מפתח אשר יאפשר כניסה לממ"ק בעתות חירום או לצורך עריכת ביקורת, לאחר תיאום מראש.

ככל שקיימים מחוץ לשטח המושכר ממ"קים (בנוסף לממ"ק המושכר בזאת לשוכר במסגרת המושכר על פי הסכם זה), מצהיר השוכר כי ידוע לו שהמשכיר רשאי, על פי שיקול דעתו הבלעדי, להקנות לצדדים שלישיים זכויות בהם ולשוכר לא תהא בשל כך כל טענה ו/או תביעה כלפי המשכיר.

9. **<u>תקופת השכירות</u>**

9.1 בכפוף לקיום כל התחייבויות השוכר על פי הסכם זה, משכיר המשכיר בזאת לשוכר והשוכר שוכר בזאת מאת המשכיר את המושכר לתקופה שתחילתה במועד תחילת השכירות, כהגדרתו לעיל, וסיומה ביום 31.12.2016 (להלן: "**תקופת השכירות היסודית**").

9.2 בכפוף למילוי מלוא התחייבויות השוכר על פי הסכם זה, במלואן ובמועדן, תקופת השכירות היסודית תוארך אוטומטית בתקופת שכירות נוספת עוקבת בת עשרים וארבעה (24) חודשים (להלן: "**התקופה המוארכת**").

השוכר יהיה רשאי להודיע למשכיר על רצונו באי הארכת תקופת השכירות היסודית לתקופה המוארכת, במכתב רשום אשר יימסר למשכיר לפחות 4 חודשים לפני תום תקופת השכירות היסודית.

מובהר בזאת, מפורשות, כי במידה שהשוכר יודיע למשכיר, עד 4 חודשים לפני מועד תום תקופת השכירות היסודית על אי הארכת תקופת ההסכם לתקופה המוארכת, כנדרש בסעיף קטן זה לעיל, תהיה האופציה בטלה ומבוטלת, והשוכר לא יהיה זכאי לממש את התקופה המוארכת ולהמשיך לשכור את המושכר, וזאת לרבות במידה שמסיבה כלשהי ימשיך השוכר להחזיק במושכר גם לאחר תום תקופת השכירות היסודית. במקרה כאמור, בו השוכר ימשיך להחזיק במושכר גם לאחר תום תקופת השכירות היסודית, למרות שהודיע על כך שאינו מעוניין במימוש האופציה להארכת תקופת השכירות, השוכר יהיה חייב לפנות את המושכר מייד לבקשת המשכיר, והכל למעט במידה שהצדדים יגיעו לכדי הסכמה אחרת בכתב

9.3 על אף האמור לעיל, מוסכם בזאת בין הצדדים, כי השוכר יוכל לממש את האופציה הנתונה לו עפ"י ס' 9.2 לעיל, גם לגבי חלק משטח המושכר, במתן הודעה בכתב

למשכיר של ארבעה (4) חודשים מראש, על רצונו בהפחתת שטח המושכר בתקופה המוארכת, ובלבד שהשטח אותו יחזיר השוכר למשכיר, יוכל לשמש להשכרה כיחידה עצמאית ואינטגרלית, הכוללת מטבחון עצמאי, חדרי שירותים נפרדים וכניסה נפרדת, ויעמוד בככלים שיקבע יועץ הבטיחות מטעם המשכיר.

9.4 בתקופה המוארכת יעודכנו דמי השכירות כאמור בסעיף 10 להלן.

בכפוף לאמור לעיל, יחולו על השוכר כל תנאי השכירות האמורים בהסכם זה, גם בתקופה המוארכת. תקופת השכירות היסודית וכן התקופה המוארכת יקראו בהסכם זה לשם הקיצור "**תקופת השכירות**".

9.5 בכפוף לזכות המשכיר לפנות את השוכר מהמושכר, כמפורט בהסכם זה, השוכר לא יהיה רשאי להפסיק את השכירות ו/או לפנות את המושכר ו/או להפסיק להשתמש בו לפני תום תקופת השכירות. במידה ולמרות האמור לעיל, יפנה השוכר את המושכר, קודם לתום תקופת השכירות כאמור, או יפסיק להשתמש במושכר, יהיה השוכר חייב בכל חובותיו והתשלומים לגבי כל שטח המושכר עד לתום תקופת השכירות.

9.6 על אף כל האמור לעיל, מאחר והשוכר הינו חברה ציבורית, ומשכך כפוף הסכם זה, לקבלת האישורים המתאימים, בהתאם להוראות חוק החברות תשנ"ט – 1999 (להלן: "חוק החברות"). לפיכך, מוסכם בזאת בין הצדדים, כי אך ורק במידה והשוכר לא יצליח להשיג את האישורים הנדרשים לו עפ"י חוק החברות, לצורך ביצוע העסקה, עד ליום 30.4.2013, הוא יהיה רשאי לסיים את השכירות טרם תום תקופת השכירות, בכפוף להתראה של 30 יום מראש ובכתב, ובמקרה זה תסתיים השכירות, לכל המאוחר, ביום 31.5.13 (להלן: "מועד הסיום המוקדם").

9.7 כן מוסכם בזאת בין הצדדים, כי במידה והשוכר יסיים את תקופת השכירות במועד הסיום המוקדם, בהתאם לס' 9.6 לעיל, וככל שעד למועד הסיום המוקדם בוצעו על ידי השוכר עבודות התאמה במושכר, בהשתתפות כספית של המשכיר, כמפורט בס' 5א' לעיל, ישיב השוכר למשכיר את כל הסכומים אשר שולמו על ידו כהשתתפות בביצוע העבודות בצירוף הפרשי הצמדה וריבית, ממועד תשלומם ע"י המשכיר ועד למועד השבתם, וזאת בתוך 30 ימים ממועד הסיום המוקדם.
למען הסר ספק מובהר בזאת, כי אין בהוראות סעיף זה כדי לגרוע מהתחייבויותיו של השוכר בדבר פינוי המושכר והשבתו למשכיר, בהתאם להוראות ס' 22 להלן.

10. <u>דמי השכירות</u>

10.1 במשך תקופת השכירות היסודית ישלם השוכר למשכיר בגין המושכר דמי שכירות חודשיים בסך של $15 (חמישה עשר דולר ארה"ב) לכל מ"ר (ברוטו) של שטח המשרדים שבמושכר, כמפורט בסעיף 2 לעיל, בתוספת סך של $9 (תשעה דולר ארה"ב) לכל מ"ר (ברוטו) של שטח הממ"ק שבמושכר, כמפורט בסעיף 2 לעיל, וכן $108 (מאה ושמונה דולר ארה"ב) בגין זכות השימוש בכל אחת מהחניות אשר במושכר (למעט החניות הפטורות מתשלום דמי שכירות), כמפורט בסעיף 7 לעיל (ביחד להלן: "**דמי השכירות הבסיסיים**").

10.2 בתחילת התקופה המוארכת יוגדלו דמי השכירות ב-10% (עשרה אחוזים) ביחס לדמי השכירות במועד תום תקופת השכירות היסודית (להלן: "**דמי השכירות המותאמים**"). דמי השכירות הבסיסיים ודמי השכירות המותאמים יכונו להלן לשם הקיצור: "**דמי השכירות**".

10.3 דמי השכירות יתורגמו וישולמו בשקלים חדשים, על פי שער הדולר היציג הידוע במועד התשלום הקבוע לביצוע כל תשלום ותשלום על פי הוראות הסכם זה.

מוסכם בזאת, מפורשות, כי למרות האמור בכל מקום אחר, בכל מקרה ובכל עת לא יפחתו דמי השכירות משווויים בשקלים על פי שער דולר של 3.7 ₪ ל-1 דולר ארה"ב, אשר יהווה שער מינימום ביחס לדמי השכירות (להלן: "**שער המינימום**").

11 **תשלום דמי השכירות**

11.1 השוכר ישלם למשכיר את דמי השכירות, כאמור בסעיף 10 לעיל, מראש עבור כל שלושה (3) חודשים קלנדריים של תקופת השכירות, ביום הראשון של כל תקופת רבעון קלנדרי כאמור.

11.2 כל התשלומים החלים על השוכר על פי הסכם זה ישולמו על ידי השוכר כאמור לעיל, כדלקמן: 76% מכל תשלום ישולמו ישירות למשכיר מספר 1 ו-24% הנותרים ישולמו למשכיר מספר 2. אם יום התשלום נופל ביום שאינו יום עסקים, ישולמו התשלומים ביום העסקים הראשון לאחר מכן.

11.3 תשלום באמצעות שיקים, אישור ביצוע העברה בנקאית ו/או כל אמצעי תשלום אחר לא יחשבו כתשלום, ורק פירעון בפועל של השיקים ו/או העברת הסכומים למשכיר בפועל על ידי הבנק יחשבו כתשלום דמי השכירות.

11.4 השוכר ישלם למשכיר את דמי השכירות וישלם את כל התשלומים האחרים שהוא חייב לשלמם בהתאם להסכם זה, עבור כל תקופת שכירות, גם אם מסיבה אשר אינה באחריות המשכיר, ישתמש השוכר רק בחלק מן המושכר ו/או רק בחלק מן הזמן, בין מרצונו ובין שלא מרצונו.

11.5 השוכר מוותר בזאת על כל טענה ועילת קיזוז קיימת ו/או עתידית של כל סכום בין קצוב ובין לא מתוך דמי השכירות ו/או דמי הניהול ו/או כל תשלום אחר המגיע למשכיר ו/או לחברת הניהול על פי הסכם זה. כמו כן, מוסכם כי השוכר לא יהיה רשאי להתנות את תשלום דמי השכירות ו/או דמי הניהול ו/או כל תשלום אחר המגיע למשכיר ו/או לחברת הניהול על פי הסכם זה, בקיום מוקדם של איזו מהתחייבויות המשכיר ו/או חברת הניהול.

11.6 מוסכם, כי קבלת תשלום כלשהו מהשוכר על ידי המשכיר לא יהווה הודאה מצד המשכיר בקשר עם מילוי התחייבויות אחרות של השוכר כלפי המשכיר ולא ימנע כל טענה של המשכיר כלפי השוכר, ככל שתהיה.

11.7 בכל מקרה בו השוכר חייב למשכיר חיובים אחדים, תהיה למשכיר הזכות לקבוע בעת התשלום, לפי שיקול דעתו, את החיוב שלחשבונו ייזקף הסכום ששולם.

12 **תשלומים אחרים ואספקת חשמל למושכר**

בנוסף לכל התשלומים האחרים המפורטים בהסכם זה, לרבות דמי הניהול, יחולו על השוכר במשך כל תקופת השכירות כל התשלומים כדלקמן:

12.1 כל המסים, הארנונות, האגרות, וההיטלים, עירוניים וממשלתיים, מכל סוג החלים ושיחולו על מחזיק במושכר ו/או המוטלים על מחזיק במושכר בגין עצם השימוש במושכר לרבות, אך לא רק, ארנונה כללית ומסים עירוניים אחרים ו/או הכרוכים במושכר (לרבות מקומות החניה) ו/או הפעלתו ו/או בשימוש בו ו/או בהחזקתו ו/או בעסק שינהל השוכר במושכר ו/או במטרת השכירות, לרבות מס עסקים, מס שילוט, אגרות ורישיונות לעסק ולניהולו, ככל שיהיו מעת לעת. השוכר ישלם כל תשלום כאמור בסעיף 12 לעיל ולהלן במועד הקבוע לתשלומו. במידה ולא יפעל כאמור, יהיה המשכיר רשאי, בכפוף להתראה מראש ובכתב, לשלם אותו תשלום במקום השוכר. במקרה כאמור התשלום ייחשב כחוב דמי שכירות של השוכר, לכל דבר ועניין.
הוצאות אשפה חריגות, ככל שיהיו, יחולו על השוכר.

12.2 כל האגרות והתשלומים המתייחסים לצריכת החשמל במושכר.
השוכר מצהיר, כי ידוע לו שהמשכיר הינו בעל הזכויות הבלעדי כלפי חברת החשמל הישראלית בע"מ (להלן: "**חברת החשמל**") בכל הקשור לקבלת חשמל בבניין, כי אספקת החשמל לבניין היא אספקה בצובר וכי לצורך זה התחייב להעמיד לרשותה ולחזקתה של חברת החשמל את חדר החשמל שבבניין, בהתאם לחוזה שבין המשכיר או מי מטעמו לבין חברת החשמל והמשכיר הוא שמשנה (מלשון "השנאה") את החשמל למתח נמוך לצורך שימוש בבניין.

לאור האמור לעיל, המשכיר מתחייב בזה לספק למושכר חשמל בתנאים הנהוגים, מעת לעת, בחברת החשמל, כלהלן:

(א) השוכר מוותר בזה, באופן מוחלט, סופי ובלתי ניתן לחזרה, על זכותו להתקשר עם חברת החשמל בכל דבר ועניין הנוגע לאספקת החשמל למושכר והוא מצהיר

ומתחייב בזה, כי בעל דבריו הבלעדי בכל הנוגע לאספקת החשמל למושכר הינו המשכיר בלבד (או, לבקשת המשכיר - חברת הניהול), וכי אין ולא תהיינה לו וכי הוא מוותר בזה, באופן סופי, מוחלט ובלתי ניתן לחזרה, על כל תביעות כנגד חברת החשמל בכל הקשור לאספקת החשמל למושכר.

(ב) השוכר לא יהיה רשאי לבקש אספקת חשמל ישירה מחברת החשמל ו/או מכל גורם אחר פרט למשכיר וכן הוא לא יהיה רשאי לפנות לחברת החשמל בבקשה להתקין לו מונה נפרד או לבצע תשלום במישרין לחברת החשמל.

(ג) לשוכר לא תהיה כל תביעה בכל עילה שהיא נגד חברת החשמל בגין אי אספקת חשמל או הפרעות באספקת החשמל.

(ד) מבלי לפגוע באמור לעיל, אם יותקן על ידי השוכר ציוד אלקטרוני או חשמל כל שהוא, לא יהיה רשאי לבוא בכל טענה ותביעה שהיא עקב הפסקת אספקת חשמל ו/או הפרעה באספקתו.

(ה) המשכיר יהיה רשאי לבקר במושכר בכל זמן סביר ולבדוק כל מתקן חשמלי וציוד המחוברים לרשת החשמל לשם בחינת בטיחותם והתאמתם לתקני הבטיחות ולהרגלי הצריכה המקובלים, כפי שיהיו מעת לעת. סבר מהנדס חשמל מטעם המשכיר, המספק שירות דומה למשכיר ביחס לכלל השוכרים, כי יש לבצע שינויים במערכת החשמל בתוך המושכר, או שציוד חשמלי כלשהו שהותקן במושכר עלול לגרום נזקים לאספקת החשמל ו/או כי יש בו מפגע או סיכון בטיחותיים ו/או הוא אינו עומד בתקני בטיחות מקובלים ו/או העומס שהוא עלול להטיל על מערכת החשמל עלול לשבש את פעולתה, או לגרום להוצאות עודפות, ידרוש המהנדס תיקון ו/או החלפה ו/או שינוי המערכת או הציוד כאמור והשוכר מתחייב לנקוט, על חשבונו, בכל האמצעים שידרשו, בהקדם המירבי. השוכר יהיה אחראי לכל נזק שיגרם לשוכר ו/או למשכיר ו/או למושכר ו/או לציוד ולמערכות הבניין כתוצאה מהפעלת מתקן חשמלי לא תקין.

(ו) מבלי לגרוע מכל האמור בכל מקום אחר, אספקת החשמל למושכר ו/או למקומות אחרים בבניין יכול שתופסק ו/או תוגבל במקרים הבאים:

- הפרעה כלשהי בהגעת זרם החשמל מחברת החשמל לבניין, מכל סיבה.
- בכל מקרה בו קיימת סכנה או חשש לסכנה לגוף או לרכוש.
- בכל מקרה אחר בו יורה מהנדס חשמל מטעם המשכיר על הצורך בהפסקת החשמל.

המשכיר יתאם עם השוכר מראש הפסקות ו/או הפרעות צפויות באספקת החשמל, למעט במקרים שאינם בשליטתו ו/או במקרים דחופים.

(ז) המשכיר ינקוט באמצעים סבירים ומקובלים למניעת הפסקה ו/או הפרעה באספקת החשמל למושכר. המשכיר יפעל במהירות וביעילות לחידוש אספקת החשמל באופן מלא או חלקי בהקדם המרבי.

(ח) המשכיר רשאי לערוך למתקני החשמל ולכל ציוד בקשר עם מערכת החשמל ביקורות, בדיקות, טיפולים ותיקונים, כפי שימצא לנכון מעת לעת ולצורך כך יהיה רשאי מעת לעת, בכפוף להודעה מראש ובכתב, של 14 יום, למעט במקרים דחופים או בלתי צפויים, לנתק באופן זמני את אספקת החשמל למושכר ו/או לבניין באופן חלקי, או מלא. המשכיר יפעל ככל שיתאפשר לקצר את פרק הזמן והתדירות של הפסקות החשמל כאמור. השוכר מוותר בזאת על כל טענה ותביעה בקשר עם כך.

(ט) השוכר מתחייב בזה לשלם למשכיר (או, לבקשתו, לחברת הניהול), בגין צריכת החשמל במושכר, במשך כל תקופת השכירות, בהתאם לקריאת מונה החשמל במושכר ולתעריף תעו"ז למתח נמוך של חברת החשמל, כפי שיהיו במועדי החיוב, מעת לעת.

(י) חשבונות החשמל כאמור ישולמו למשכיר או לחברת הניהול (על פי הוראת המשכיר), מדי חודש בחודשו במועדים ובאופן כפי שיוחלט על ידי המשכיר מעת לעת.

(יא) המשכיר חייב לשלם לחברת החשמל עבור החשמל שיסופק לבניין ללא קשר להצלחת המשכיר לגבות את הסכומים בגין צריכת החשמל מהדיירים. אשר על

כן, השוכר נותן בזה את הסכמתו, כי המשכיר (או חברת הניהול) יהיה רשאי, לאחר מתן התראה בכתב של לפחות שבעה (7) ימים מראש בהם לא תוקנה ההפרה, לנתק את אספקת החשמל למושכר, הן בגין אי-תשלום עבור צריכת החשמל על ידי השוכר כאמור, הן בגין אי-תשלום במלואו ובמועדו של כל תשלום אחר החל על השוכר על פי הסכם זה והן בכל מקרה של אי-פינוי השוכר את המושכר, בהתאם להוראות ולתנאי הסכם זה בקשר עם כך, בתום תקופת השכירות ו/או עם ביטול הסכם זה כדין והן בכל מקרה של הפרה יסודית של הסכם זה ע"י השוכר, ובלבד שלצורך סעיף זה לא תחשב הפרה יסודית של החוזה אלא הפרה שניתנה לגביה התראה בכתב לשוכר והוא לא תיקן אותה במועד. השוכר פוטר בזה את המשכיר, במפורש, מכל אחריות לכל אובדן ו/או נזק ו/או הפסד העלולים להיגרם לו עקב ניתוק אספקת החשמל בנסיבות המפורטות לעיל.

(יב) על אף האמור לעיל, אם, מכל סיבה שהיא, לא תהיה אספקת החשמל לבניין בצובר, או המשכיר יבקש לחבר את המושכר או כל חלק של הבניין לאספקת חשמל רגילה (לא בצובר), בין באופן קבוע ובין באופן זמני, לבקשת המשכיר, יתקשר השוכר במישרין עם חברת החשמל בכל דבר ועניין הקשור לאספקת החשמל למושכר וצריכתו על ידי השוכר והאמור בסעיף זה לעיל יבוטל או ישונה, לפי העניין, ויחולו על השוכר כל ההתנאות והכללים של חברת החשמל בכל הקשור להתקשרות ואספקת חשמל לשוכר. השוכר יישא בכל ההוצאות שיהיו כרוכות בקשר עם האמור בפסקה זו לעיל. במידה והמשכיר יבקש להחזיר את השוכר לאספקת חשמל בצובר, יפעל השוכר כפי שיידרש.

(יג) מבלי לגרוע מיתר הוראות החוזה בדבר עריכת שינויים במושכר וכהוראה מיוחדת ויסודית בחוזה, השוכר מתחייב בזה שלא לעשות עבודות ו/או שינויים כלשהם במערכת החשמל במושכר ו/או בבניין ו/או בכל מרכיב שלה, ללא קבלת הסכמת המשכיר, בכתב ומראש ובכפוף לתנאי ההסכמה.

(יד) היה וכתוצאה מחוק, תקנה, צו, או פעולה של רשות שלטונית ו/או רשות מוסמכת אחרת, ייווצר לדעת המשכיר צורך לבצע שינויים כלשהם במערכת אספקת החשמל למושכר, יבצע המשכיר את כל השינויים כאמור, מבלי שלשוכר תעמוד טענה כלשהי בגין ביצוע השינוי כאמור ובלבד ושינויים אלו לא יגרעו מזכויות השוכר לפי הסכם זה. המשכיר יתאם ביצוע עבודות ההתאמה כאמור עם השוכר, למעט במקרים דחופים.

(טו) בוטל.

(טז) לא תחול על המשכיר אחריות ו/או חבות בקשר לכל נזק, לרבות נזק ישיר ו/או תוצאתי ו/או עקיף שייגרם לשוכר או לכל אדם, מוסד או תאגיד עקב הפסקת החשמל ו/או מזוג האוויר למושכר, על ידי המשכיר עקב אי-תשלום במועד על ידי השוכר כאמור לעיל.

(יז) השוכר מוותר בזאת באופן סופי, מוחלט ובלתי חוזר על כל זכות לתבוע את המשכיר ו/או חברת הניהול בגין הפסקות באספקת החשמל למושכר ו/או לבניין ו/או הפרעות באספקה זו ופוטר בזה את המשכיר, במפורש, מכל אחריות לכל אובדן ו/או נזק ו/או הפסד העלולים להיגרם לו עקב שיבושים באספקת החשמל למושכר. על אף האמור לעיל, המשכיר לא יהיה פטור מאחריות כאמור ככל והנזק נגרם עקב מעשה בזדון ו/או מחדל בזדון של המשכיר ו/או מי מטעמו.

(יח) למרות האמור בכל מקום אחר, גם אם ימצא שהמשכיר אחראי לנזקים שנגרמו לשוכר, או לכל צד ג' בקשר עם הסכם זה, לרבות בקשר עם אספקת או אי אספקת חשמל למושכר ו/או לחלקים אחרים בבניין, בכל מקרה לא יישא המשכיר ו/או חברת הניהול באחריות לנזקים עקיפים ו/או תוצאתיים ו/או שאינם נזקי ממון, למעט אם נזק כאמור נגרם כתוצאה ממעשה בזדון ו/או מחדל בזדון של המשכיר ו/או מי מטעמו.

12.3 שירותי גז - השוכר מודע ומסכים בזאת לכך שלא ניתן לחבר את המושכר למערכת גז, מכל סוג, ומתחייב בזאת שלא לחבר את המושכר למערכת גז ושלא לעשות במושכר שימוש כלשהו בגז.

12.4 שירותי אחזקה וניהול, בהתאם למפורט בסעיף 16 להלן ולפי שאר הוראות הסכם זה ונספחיו לרבות הסכם הניהול.

12.5 כל התשלומים וההוצאות בגין אספקת מים (מובהר כי החיובים בגין צריכת מים כלולים בדמי הניהול), ביוב וטלפון במושכר.

12.6 השוכר לא יהיה רשאי לבקש פטור או הנחה מארנונה לנכס ריק בגין המושכר והוא מצהיר כי ידוע לו שהזכות לבקש פטור או הנחה מארנונה לנכס ריק בגין המושכר (מכל סיבה שהיא) שייכת למשכיר בלבד. בכל מקרה בו יפר השוכר את התחייבותו זו יהיה סכום הארנונה שלא שולם על ידי השוכר כאמור, חוב של השוכר למשכיר והמשכיר יהיה רשאי לגבות חוב זה בכל דרך שימצא לנכון, לרבות מימוש הביטחונות שנמסרו על ידי השוכר.

12.7. השוכר מתחייב להודיע בכתב לרשות המקומית, ולשאר הגופים הנוגעים לעניין על שכירתו את המושכר. בסמוך לאחר מועד תחילת השכירות, מתחייב השוכר, באם המשכיר יורה לו וכפי שיורה לו, להעביר על שם השוכר את חשבונות הטלפון, עירייה, ו/או כל תשלום אחר המתייחס לתשלום ו/או מס כל שהם החלים על המושכר ו/או השימוש בו ואשר על השוכר לשלמם על פי הסכם זה. מייד בתום תקופת השכירות ישיב השוכר את אותם חשבונות על שם המשכיר או, לבקשתו המפורשת בכתב של המשכיר, יעבירם על שמו של שוכר חדש שישכור את המושכר. כל פעולות השוכר כאמור יהיו באחריות ועל חשבון השוכר.

12.8. במידה ואיזה מבין הסכומים שיהא על השוכר לשלם למשכיר על פי סעיף 12.1 דלעיל, יתבסס על חשבון שיתייחס לבנין כולו או לשטח בבניין הכולל את המושכר או את חלקו, ישלם השוכר למשכיר חלק יחסי מתאים מסכום החשבון כולו ובלבד שלצורך חישוב חלקו היחסי של השוכר בתשלומים כאמור, יובא בחשבון היחס שבין המושכר לבין כלל השטחים בבניין, אשר אליהם מתייחס החשבון.

12.9. השוכר מתחייב לדאוג בעצמו ועל חשבונו לניקיון המושכר ולתחזוקתו. עוד מוסכם, כי הטיפול ותחזוקת ארונות החשמל מחוץ למושכר הינם באחריות המשכיר, למעט במידה שטיפול ו/או תחזוקה כאמור יידרשו בקשר עם השימוש או הפעילות במושכר.

13 <u>מס ערך מוסף</u>

השוכר מתחייב לשלם למשכיר מס ערך מוסף, בנוסף ויחד עם תשלום דמי השכירות ודמי הניהול, לרבות הפרשי הצמדה בגינם ו/או ריבית פיגורים וכן כל תשלום נוסף אשר הינו מחויב בתשלומו למשכיר על פי הסכם זה ו/או אשר המשכיר שילם תחת השוכר והשוכר חייב בהחזרתו למשכיר, וזאת כנגד חשבונית מס כחוק.

האמור בסעיף זה תקף גם במקרה ויוטל מס אחר, או היטל שיתווסף למע"מ או יבוא במקומו ו/או כל מס אחר אשר על פי הדין שיטיל אותו יחול על תשלום כל שהוא אשר על השוכר לשלם בהתאם להוראות הסכם זה. דין המע"מ כדין דמי השכירות לכל עניין ודבר. מוסכם בזאת כי במידה ויוטל מס חדש כלשהו, בשיעור מהותי, אשר יחול על השוכר, תהיה לשוכר אפשרות, לסיים את תקופת השכירות על פי הסכם זה, וזאת בהודעה בכתב ומראש של 4 חודשים.

14 <u>שינויים במושכר</u>

14.1 השוכר רשאי לבצע במושכר בלבד לרבות השירותים (לא כולל השטחים הציבוריים, ומבואות) על חשבונו, ועל אחריותו, לאחר קבלת הסכמת המשכיר, מראש ובכתב, עבודות ו/או שינויים הדרושים לו לשם הקמת ו/או הזזה של מחיצות פנימיות קבועות, או ניידות, התקנת מערכת טלפונים, מיזוג אוויר, אינסטלציה חשמל ו/או תקשורת, לשם חיבור והתקנת מכונותיו, מחשביו וציוד, וכל עבודה או שינוי נוספים או אחרים שיהיו דרושים לדעת השוכר לשם ניהול עסקיו במושכר, למעט שינויים העלולים לפגוע בקונסטרוקציה, בקירות, במערכת המים במערכת מיזוג האוויר והחשמל שלו ו/או שינויים המשפיעים על חזות המבנה, בין חזותו החיצונית ובין הפנימית, או על שימושם הסביר במבנה של המשתמשים ביחידותיו האחרות. המשכיר מצהיר כי הוא לא יסרב לביצוע שינויים כאמור, אלא מטעמים סבירים.
מוסכם בזאת כי מתן הסכמת המשכיר לביצוע עבודות ו/או שינויים כמפורט לעיל, תינתן בתנאים המצטברים כדלקמן:

14.1.1 קבלת אישור המשכיר לתוכניות ולמפרטים של העבודות כנ"ל, מראש ובכתב. מוסכם, כי השוכר יעביר את התוכניות והמפרטים לבדיקת יועץ בטיחות שזהותו תיקבע על ידי המשכיר, מראש ובכתב. מוסכם כי השוכר יישא בשכר הטרחה ובכל הוצאה ו/או עלות בקשר עם בדיקת יועץ הבטיחות את התוכניות והמפרטים כאמור.

14.1.2 למשכיר וליועץ הבטיחות, כאמור לעיל, תהא הזכות לדרוש שינויים בתוכניות, במפרטים ובפרטי העבודות, והשוכר מתחייב לשנותם בהתאם לדרישות המשכיר ויועץ הבטיחות ולהתחיל בביצוע העבודות רק אחרי שהמשכיר ויועץ הבטיחות אישרו אותם בכתב. כמו כן, השוכר מתחייב בזאת להציג בפני המשכיר בתום ביצוע עבודות כאמור, וכתנאי לשימוש במושכר, אישור יועץ הבטיחות האמור בגין ביצוע עבודות אלה.

14.1.3 מתן אישור המשכיר לביצוע העבודות מותנה, נוסף לאמור לעיל, בכך שהשוכר מסר למשכיר עותקי פוליסות הביטוח בהתאם להוראות סעיף 18 דלהלן.

14.1.4 כל העבודות יבוצעו על ידי בעלי מקצוע מיומנים, ברמה המקובלת במרכזים מסחריים ובמבני משרדים מסוג זה בישראל, ועל פי התקנים הישראלים ועל פי כל דין, על חשבון השוכר ועל אחריותו הבלעדית ובכפוף לכל הנחיות המשכיר או מי מטעמו.

14.1.5 השוכר יבצע את העבודות במושכר, באופן ובצורה שלא תגרום הפרעה לפעילות בכל חלק מהמבנה ו/או לשוכרים האחרים, והינו מתחייב למלא בקפדנות את כל הוראות המשכיר וחברת הניהול ולנקוט בכל האמצעים למניעת הפרעה כאמור. כמו כן, השוכר מתחייב בזאת להורות לכל קבלניו, למפקח ולכל הבאים מטעם השוכר בקשר עם ביצוע עבודות ההתאמה הראשונות לחתום על נוסח נהלי ביצוע עבודות התאמה של חברת הניהול בנוסח המצ"ב כ**<u>נספח ג'</u>** להסכם זה, ולעבוד בהתאם אליו, והשוכר יהיה אחראי בקשר עם כך.

14.1.6 השוכר יישא באחריות לכל נזק שייגרם, תוך כדי ועקב ביצוע העבודות במושכר, לכל אדם ולכל רכוש, ובכלל זה למבנה ו/או למושכר ו/או לשוכרים אחרים ו/או למושכרים אחרים ו/או למשכיר ולשלוחיו, בין אם העבודות בוצעו ע"י השוכר עצמו ובין אם ע"י מי מטעמו, ובין אם אושרו על ידי המשכיר או מי מטעמו ובין אם לא אושרו.

14.1.7 מובהר, כי אין בכל האמור בסעיף 14 זה (לרבות אך לא רק באישורים של המשכיר ו/או מי מטעמו ו/או בפיקוחם) כדי להטיל על המשכיר ו/או על חברת הניהול ו/או על מי מטעמם אחריות בקשר עם העבודות, לרבות תכנון העבודות ו/או טיבן ו/או התאמתן לשוכר ולצרכיו ו/או הלו"ז לביצוען והשלמתן והשוכר פוטר בזאת את המשכיר, חברת הניהול וכל מי מטעמם מכל אחריות לכך ומוותר על כל טענה ותביעה בקשר עם כך.

14.1.8 השוכר מסכים ומאשר כי כל סכום שיוציא לעשיית השינויים כדי להתאים את המושכר לצרכיו, כאמור לעיל לא יקנה לו כלפי המשכיר זכות להשבה או לתשלום כלשהו בגין הסכומים ו/או השינויים שעשה כאמור - לא בתקופת השכירות ולא בפנוי המושכר ולא אחרי הפינוי, בין אם המשכיר דרש מהשוכר עם תום תקופת השכירות להשיב את המושכר למצבו לפני ביצוע השינויים ובין אם לאו. מובהר, כי במידה והמשכיר לא ידרוש מהשוכר להשיב את המושכר לקדמותו, יישארו השינויים בבעלותו המלאה של המשכיר והשוכר לא יהיה זכאי לכל תמורה בגינם, לרבות אם השביחו את המושכר. למען הסר ספק, המשכיר רשאי להתנות ביצוע העבודות כאמור בהסרתן עם תום תקופת השכירות או פינוי המושכר והשבת המושכר למצבו לפני ביצוע העבודות. כל ההוצאות הכרוכות בביצוע העבודות כאמור והשבת המושכר למצבו הקודם לעבודות יהיו על חשבון ובאחריות השוכר.

14.1.9 השוכר ישיג על חשבונו את הרשיונות, האישורים וההיתרים הדרושים לצורך ביצוע השינויים מהמוסדות והרשויות המוסמכים, במידה ויהיו דרושים ובלבד והיתרים, רשיונות ואישורים אלו נדרשים מהשוכר כמשתמש ו/או מחזיק במושכר ו/או כמבצע עבודות במושכר.

14.2 מיד עם סיום העבודות כאמור בסעיף זה, ולכל המאוחר בתוך 14 יום ממועד סיום העבודות, מתחייב השוכר להעביר למשכיר ולחברת הניהול תוכניות "AS MADE" מעודכנות של כל העבודות ו/או השינויים שביצע.

14.3 החל מיום חתימת הסכם זה יהיה מר/גב' מיקי שילינגר אחראי הבטיחות, מטעם השוכר במושכר, והוא יהיה אחראי, מטעמו של השוכר, על השגת כל האישורים והעמידה בכל התקנים הנדרשים על מנת לעמוד בדרישות מכבי האש, כפי שיהיו מעת לעת, לרבות (1) קבלת אישורי כל יצרני החומרים ומבצעי העבודות על פי סעיף 14.1

שלעיל, בדבר עמידתם בתקנים, מייד עם סיום ביצוע העבודות, והעברתם למשכיר לבקשתו הראשונה, (2) הוצאת אישור למשכיר, מייד עם בקשתו, בדבר עמידת עבודות החשמל, מערכות גילוי וכיבוי אש, קירות האש, השטחים והדלתות אשר בוצעו על ידי השוכר ו/או מטעמו במושכר, בתקני האש של מכבי האש ו-(3) טיפול שוטף בכך שמסדרונות המילוט אל ומן המושכר יהיו פנויים, בכל עת.

אחראי הבטיחות יהיה זמין, בכל עת, בטלפונים מס': __________ ו-__________. השוכר רשאי לשנות את זהות אחראי הבטיחות, בהודעה למשכיר, מראש ובכתב.

השוכר אחראי לכל נזק שייגרם למשכיר ו/או לכל אדם ו/או גוף ו/או רכוש עקב אי קיום הוראות ו/או נהלי הבטיחות והביטחון במושכר, בהתאם להוראות הסכם זה ולהוראות כל הרשויות הנוגעות בדבר.

במידה שהשוכר לא יקיים במלואן את התחייבויותיו על פי סעיף 14.3 זה לעיל, יהיה המשכיר רשאי (אך לא חייב) לבצע בעצמו את הפעולות וההתחייבויות החלות על השוכר, או כל חלק מהן, כאמור, והשוכר יחזיר למשכיר את כל ההוצאות שהוציא בפועל לשם כך, מייד לדרישה ראשונה, בהתאם למפורט באותה דרישה ובכפוף לקבלת אסמכתאות בכתב המעידות על ההוצאות. אין באמור בפסקה זו בכדי לגרוע מחובת השוכר לבצע ולקיים את התחייבויותיו על פי סעיף 14 כאמור ו/או כדי לגרוע מאחריותו של השוכר, כמפורט בפסקה שלעיל.

15 <u>השימוש במושכר</u>

מבלי לפגוע בתוקפן של יתר הוראות ההסכם, מתחייב השוכר כדלקמן:

15.1 לנהל את העבודה אך ורק בתחומי המושכר ולהשתמש במושכר אך ורק למטרת השכירות ולא לשום מטרה אחרת, תוך הקפדה על כל הוראות המשכיר וחברת הניהול, ובכלל זה, הוראות בדבר שינוע סחורות למושכר ומהמושכר וכל הוראות הסכם הניהול. השוכר מתחייב כי כל הבאים עמו בקשרי מסחר, אורחיו והבאים מטעמו יקפידו על קיום הוראות המשכיר וחברת הניהול.

15.2 השוכר מתחייב להשתמש במושכר ובמתקנים ובציוד אשר בו ו/או במבנה (מחוץ למושכר) בצורה זהירה וסבירה ולשקוד על כך שבמשך כל תקופת השכירות, יימצא המושכר וכל המתקנים הקשורים בו במצב תקין, אופרטיבי, סדיר ונקי. השוכר ימנע מגרימת כל נזק או קלקול למושכר ולמתקנים במבנה ולתקן מיד על חשבונו כל נזק שיגרם למושכר ו/או למתקנים במבנה עקב שימושו במושכר ו/או עקב מעשים ו/או מחדלים של השוכר ו/או עובדיו ו/או מבקריו ו/או ספקיו ו/או לקוחותיו ו/או מי מטעמו.

15.3 לשמור על ניקיון המושכר וסביבתו ולא להעמיד ו/או להחזיק כל ציוד, מלאי וכל מיטלטלין ו/או חפצים אחרים כלשהם בחצר המושכר ו/או המבנה ו/או בכל שטח אחר מחוץ למושכר, ולא להשתמש בכל חלק של המבנה, פרט למושכר, לכל מטרה שהיא, להוציא שימוש לצורכי גישה אל המושכר.

15.4 מובהר בזה כי השוכר לא יהיה רשאי להתקין במושכר חדרי אוכל, מטבחים, מטבחונים וכיוצ"ב, אלא אם כן יקבל אישור לכך מראש ובכתב מהמשכיר ואם יקבל אישור כאמור יהיה רשאי לפעול רק בהתאם לתנאים שיקבעו, אם יקבעו, באישור כאמור.

אם חרף האמור בסעיף זה יימצאו מיטלטלין כלשהם משל השוכר מחוץ למושכר והשוכר לא יסלקם לדרישתו הראשונה של המשכיר, יהא המשכיר זכאי, אך לא חייב, לסלק מיטלטלין אלה מהמבנה ו/או השטח, על חשבון השוכר, מבלי שתחול עליו כל אחריות לשלמותם.

לא יהא באי מימוש זכויות המשכיר שלעיל, משום הסכמה מצדו לאחזקת מיטלטלין כאמור מחוץ למושכר, לא יהא בה כדי להקנות לשוכר זכות להוסיף ולהחזיק המיטלטלין שם ולא יהא בה כדי למנוע בעד המשכיר לנקוט כל הליך לו יהא זכאי עפ"י דין ו/או על פי תנאי הסכם זה.

15.5 לא לגרום כל מטרד, טרדה ואי נעימות, לרבות רעשים, ריחות, זיהומים ומפגעים אחרים החורגים ממסגרת הסבירות בשים לב לאופי המבנה, לשוכרים אחרים במבנה, לבני אדם הנמצאים או מבקרים באזור בו נמצא המושכר, לשכנים ו/או לסביבה.

15.6 השוכר מתחייב בזאת, כי במידה שלדעת המשכיר בכל עת שהיא יהיה מטרד ריחות ו/או רעש כלשהו מן המושכר, השוכר יתקין במושכר, מייד לדרישת המשכיר, על אחריותו ועל חשבונו של השוכר, מערכות שתנטרלנה את הריחות ו/או הרעשים, ככל שיידרש לשביעות רצון המשכיר. מערכות אלה תופעלנה במשך כל שעות פעילות עסקו

של השוכר במושכר והשוכר מתחייב כי לא יהיה במערכות ו/או בפעולתן ו/או בכל הכרוך בכך כדי להוות מטרד כלשהו ו/או ליצור רעש כלשהו לקומות העליונות למושכר או לשטחים הסמוכים למושכר.

15.7 בוטל.

15.8 השוכר מתחייב להישמע להוראות המשכיר, חברת הניהול ו/או מי מטעמם בכל הקשור בצעדים שעליו לנקוט ולמתקנים שעליו להתקין על מנת למנוע מטרד, לכלוך, ריח, עשן, רעש וכל מטרד אחר הנובע מעסקו במושכר והכל על חשבונו ובאחריותו של השוכר. היה והתגלה מטרד כלשהו כמפורט לעיל, רשאי המשכיר לפעול להסרת המטרד ולחייב את השוכר בגין ההוצאות שהוציא להסרת המטרד.

15.9 השוכר מתחייב בזה שלא להזרים לרשת הביוב, ולא לגרום שיוזרמו אליה, שפכים שאינם מתאימים בתכונותיהם להוראות של משרד הבריאות בנדון.

15.10 שוכר שכמות האשפה ו/או הפסולת הנוצרת על ידו באופן רגיל ושוטף הינה חריגה מהסביר והמקובל בהתחשב במטרת השכירות והשימוש שעושה השוכר במושכר, יהיה המשכיר זכאי להטיל עליו את ההוצאות המיוחדות של פינוי האשפה מהמבנה בו מצוי המושכר.

15.11 השוכר מתחייב ומסכים בזאת שלא להיכנס לחדרי מיזוג האוויר במבנה, אשר מתופעלים אך ורק על ידי חברת הניהול. הפר השוכר הוראות פיסקה זו ויגרמו עקב כך נזקים למתקני מיזוג האוויר, יישא השוכר במלוא הוצאות תיקון הנזקים.

15.12 למלא אחר כל החוקים, התקנות וחוקי העזר החלים ו/או אלה שיחולו משך תקופת השכירות על השימוש במושכר ועל העסק, העבודות והפעולות שתתבצענה בו על ידי השוכר או מי מטעמו, ולהיות אחראי כלפי המוסדות והרשויות הממשלתיות והעירוניות לתשלום כל קנסות שהם, עקב אי קיום הוראות סעיף זה. מובהר כי לא תחול אחריות על השוכר בקשר עם חוקים, תקנות וחוקי עזר החלים על המשכיר כבעלים של המושכר ואשר אינם קשורים לשימוש במושכר ו/או לעסק, לפעולות או לעבודות שתתבצענה בו על ידי השוכר או מי מטעמו.

15.13 השוכר ינהל את עסקו במושכר תוך הקפדה על כל הנהלים וההוראות שיקבעו על ידי חברת הניהול מעת לעת.

15.14 להשתמש לשם גישה למושכר אך ורק בדרכי הגישה המסומנות בתכנית המאושרת ושיהיו קיימות בעתיד, להחנות כלי רכב וכלי הובלה במקומות המיועדים לכך, ולא להשתמש בכל רכב מנועי או אחר העלולים להזיק לדרכי הגישה ולמשטחי החניה, ולהישמע להוראות שתוצאנה על ידי המשכיר מפעם לפעם בקשר לסדרי הגישה והחניה בתחומי המגרש.

15.15 השוכר מתחייב לגרום לכך, כי ספקים הקשורים עמו יצייתו אף הם להוראות המשכיר בקשר עם דרכי הגישה למושכר ואספקת סחורות וציוד.

15.16 למען הסר ספק, בכל מקרה בו יפר השוכר, או ספק שלו, או מי מטעמו את ההוראות האמורות, יהא המשכיר רשאי למנוע מעבר או גישה אל המושכר ולשוכר לא תהיה כל טענה בקשר לכך.

15.17 לשלם בדייקנות את כל התשלומים המגיעים ממנו למשכיר ו/או לרשויות המוסמכות בתאריכים הנקובים לפירעונם.

15.18 לאפשר לבעלים ו/או למשכיר ו/או לנציגם לבקר במושכר בכל עת סבירה וככל הניתן בכפוף לתיאום מראש, ולבדוק את מצבו ואת השימוש הנעשה בו כדי לעמוד על מידת קיום הוראות הסכם זה ו/או על מנת לעשות את הפעולות ולנקוט באמצעים הקבועים בהסכם זה או בכל דין והמצריכים כניסה למושכר ובכלל זה:

15.18.1 לבצע בתחום המושכר תיקונים שיידרשו, לצורכי המבנה, או כל חלק ממנו.

15.18.2 לבצע פעולות בניה ו/או הריסה שהמשכיר זכאי לבצע לפי להסכם זה.

15.18.3 להראות את המושכר לקונים ו/או שוכרים פוטנציאליים.

15.18.4 היה ובמושכר ממוקמות חלק ממערכות המבנה שהגישה אליהם הינה דרך המושכר, יאפשר השוכר למשכיר ו/או למי מטעמו גישה לאותן מערכות בכל עת, לצורך תיקונן ובדיקתן, ולמטרה זו יפקיד השוכר בידי המשכיר מפתח למושכר אשר יאפשר את הכניסה למושכר לצורך ביצוע האמור.

15.19 לקיים את הוראות המשכיר והוראות הרשויות המוסמכות הקשורות לסדרי ונוהלי כיבוי אש ומניעת שריפות, הג"א, בטיחות ובטחון, ולרכוש על חשבונו, על פי הוראות הגופים דלעיל, את כל ציוד המניעה והבטיחות הדרוש לשם יישום ושמירת ההוראות דלעיל, ולחברו למוקד הקומתי.

15.20 לפי דרישת המשכיר, להרוס ו/או לשנות כל תוספת או שינוי שהוכנסו על ידי השוכר במושכר ו/או במבנה שניבנו שלא בהתאם להוראות הסכם זה ולהחזיר את מצב המושכר והמבנה לקדמותו, הכל על חשבון השוכר.

15.21 השוכר מתחייב בזה שלא לתלות ולא להתקין מודעות, שלטים ו/או אמצעי פרסומת אחרים, בשטח ו/או בכל חלק של המבנה. השילוט, מיקומו, סוגו, גודלו וצורתו ייקבעו על ידי המשכיר, על פי שיקול דעתו הבלעדי, ויותקנו על ידי המשכיר, על חשבון השוכר. המשכיר או חברת הניהול יהיו רשאים לסלק ולהסיר כל שלט או כרזה אשר נתלו על ידי השוכר בניגוד לאמור לעיל בסעיף זה.

15.22 למען הסר ספק מובהר בזה מפורשות כי השוכר לא יהא רשאי להתקין מזגני אוויר או כל ציוד אלקטרו-מכני אחר בקירות ו/או בחלונות המושכר.

16 <u>תחזוקה ותיקונים</u>

16.1 בתמורה לתשלום הסכומים האמורים בסעיף 16.3 להלן, המשכיר יספק בבניין את שירותי האחזקה המפורטים בסעיף 16.2 שלהלן (להלן: "**שירותי האחזקה**"), באמצעותו ו/או באמצעות חברת הניהול, הכל בתנאים כמפורט להלן ובהסכם הניהול. כל עוד לא מונתה ו/או לא הוקמה חברת הניהול, ישמש המשכיר כחברת הניהול לצורך הסכם זה והסכם הניהול.

בעת חתימת הסכם זה וכתנאי לחתימתו, מתחייב השוכר לחתום על הסכם עם חברת הניהול למשך כל תקופת השכירות, בנוסח כפי שיקבע על ידי המשכיר מעת לעת, ולחתום על כל עדכון ו/או תוספת שהם להסכם, כפי שיידרש לדעת חברת הניהול ו/או המשכיר, מעת לעת ובלבד שהשינוי יחול על כל השוכרים מאותו הסוג (לעיל ולהלן: "**הסכם הניהול**") והוא מתחייב למלא אחר כל הוראות הסכם הניהול ולעמוד בכל התחייבויותיו על פי הסכם הניהול. הסכם הניהול מצ"ב להסכם זה כ<u>נספח ד'</u>. אי חתימה על הסכם הניהול, או הפרת הסכם הניהול תחשב כהפרת הסכם זה מצד השוכר, ומובהר במפורש כי אי תשלום דמי הניהול למשכיר או לחברת הניהול כסדרם ובמועדם תחשב, בין היתר, כהפרה יסודית של הסכם זה מצד השוכר. כמו כן, מובהר, כי ניקיון פנים של המושכר אינו כלול בשירותים שיקבל השוכר מהמשכיר או מחברת הניהול.

16.2 שירותי האחזקה שינתנו על ידי המשכיר ו/או חברת הניהול יהיו מסוג, בהיקף ובתנאים כמפורט להלן:

16.2.1 תחזוקת מבנה, תחזוקת מערכות מכאניות, אינסטלציה ציבורית, ביוב ציבורי, חשמל ציבורי, תחזוקת מעליות, גינון, תחזוקת שילוט ציבורי וניקיון שטחים ציבוריים.

שירותי מיזוג אוויר הכוללים שירותי אחזקה של מערכת קירור מרכזית לרבות פתחי האוורור, ואספקת שירותי קירור מרכזי. מערכות מיזוג האויר תפעלנה בימים א' – ה', החל מהשעה 7:00 ועד לשעה 20:00.

מובהר ומוסכם, שהמשכיר מתחייב לספק שירותי מיזוג אוויר מרכזיים בשטחים הציבוריים וכן טיפול ותחזוקה של יחידות הקצה של מערכת מיזוג האוויר (פנקולים) שבתוך המושכר.

למען הסר ספק, מובהר בזה מפורשות כי בכפוף להתחייבות המשכיר לפעול לתחזוקה ולתיקון קלקולים במערכת מיזוג האוויר המרכזית וכן ביחידות הקצה (הפנקולים) בתוך המושכר, אם יהיו כאלה, אין בהוראות הסכם זה כדי להטיל עליו כל אחריות שהיא להפסקות העלולות לחול בפעולות מתקני מיזוג האוויר בין עקב קלקולים, בין עקב פעולות אחזקה ובין מכל סיבה אחרת ללא יוצא מהכלל, והשוכר לא יהיה זכאי לדרוש ו/או לקבל מהמשכיר כל פיצוי ו/או דמי נזק ו/או כל תשלום מכל סיבה שהיא.
המשכיר יעשה מאמצים על מנת שלא תהיינה תקלות במערכת מיזוג האויר, מעבר לסביר, ובתדירות נמוכה ככל האפשר, וככל שתקלות כאמור תתרחשנה, יחל הטיפול בתקלה בתוך ארבע (4) שעות ממועד ההודעה על התקלה.

16.2.2 שמירה סביבתית - בהיקף שייקבע מזמן לזמן ע"י המשכיר, לפי שיקול דעתו המוחלט והבלעדי.

16.3 תמורת שירותי האחזקה, לא כולל הוצאות החשמל בגין מיזוג האוויר, ישלם השוכר למשכיר או לחברת הניהול, בהתאם לבחירת המשכיר, בנוסף לדמי השכירות המפורטים בסעיף 10 לעיל, את דמי הניהול כמפורט בהסכם הניהול (לעיל ולהלן: "**דמי הניהול**" או "**דמי האחזקה**").

השוכר ישלם את דמי האחזקה כמפורט לעיל לחברת הניהול, מראש עבור כל רבעון קלנדרי בתקופת השכירות, ביחד עם תשלום דמי השכירות.

16.4 יחד עם תשלום דמי האחזקה ישלם השוכר את המע"מ שיחול על תשלומים אלה.

16.5 למען הסר ספק מוסכם כי המשכיר ו/או חברת הניהול לא יחשבו, ביחד ולחוד, ה"שומר" של המושכר ו/או תכולתו לעניין הוראות חוק השומרים התשכ"ז-1967.

16.6 השוכר מתחייב להחזיק את המושכר על כל מערכותיו במצב טוב ותקין כפי שקיבל אותו מהמשכיר. השוכר מתחייב לבצע במושכר על חשבונו ובאחריותו תיקונים ותחזוקה שוטפת לרבות תיקוני כל קלקול או נזק שיגרמו למושכר על ידי השוכר, עובדיו, שלוחיו, מבקריו או לקוחותיו. מובהר בזאת כי המשכיר אינו ולא יהיה אחראי לבלאי שיגרם במושכר בקשר עם השימוש השוטף במושכר.

16.7 החזקת המושכר וביצוע כל התיקונים בו יבוצעו על ידי השוכר ועל חשבונו באמצעות בעלי מקצוע מוסמכים ומיומנים ובפיקוח צמוד מטעם השוכר ועל חשבונו. השוכר מתחייב להודיע למשכיר ו/או לחברת הניהול, מייד וללא שיהוי על כל אובדן, קלקול, או נזק שנגרמו למושכר או לכל חלק הימנו. כל קלקול או נזק כאמור אשר ייגרם בקשר עם ההחזקה ו/או השימוש של השוכר, עובדיו, שלוחיו, מבקריו, לקוחותיו או מי מטעמו במושכר, יתוקנו באופן מיידי על ידי השוכר, על חשבונו ולאחר שדיווח על כל קלקול או נזק מהותי למשכיר וקיבל את אישורו לצעדים שבכוונתו לנקוט. במקרה של קלקול או נזק שתיקונם אינו סובל דיחוי עד מסירת הדיווח למשכיר וקבלת אישורו, יתקן השוכר את הטעון תיקון וידווח למשכיר מיד לאחר מכן. מובהר, כי אין בכל האמור בסעיף זה (לרבות, אך לא רק, באישורים של המשכיר ו/או חברת הניהול ו/או מי מטעמם) כדי להטיל על המשכיר ו/או על חברת הניהול ו/או על מי מטעמם אחריות בקשר עם כך.

16.8 במידה שהשוכר לא יתקן באופן מיידי כל נזק או קלקול כאמור לעיל, יהיה המשכיר רשאי אך לא חייב, לתקנם, והשוכר יישא בכל הוצאות התיקונים בהם יישאו המשכיר ו/או חברת הניהול בפועל, וישלמם למשכיר תוך 7 (שבעה) ימים מיום שנמסר לו החשבון שהוצא בקשר עם ביצוע התיקונים הנ"ל, בתוספת אסמכתאות בכתב המעידות על ההוצאות אשר נגרמו למשכיר בפועל.

16.9 בוטל.

16.10 למען הסר ספק, כל עוד קיימת חברת ניהול לבנין, כל טענה שתהיה לשוכר כנגד חברת הניהול לא תהווה עילת תביעה ו/או עילת הגנה מצד השוכר כלפי המשכיר, וכמו כן, כל טענה שתהיה לשוכר כנגד המשכיר לא תהווה עילת תביעה ו/או עילת הגנה מצד השוכר כלפי חברת הניהול. על אף האמור לעיל, מובהר כי הפרה חברת הניהול את הסכם הניהול, יהא רשאי השוכר לדרוש מהמשכיר את תיקון ההפרה.

17 <u>אחריות</u>

מבלי לגרוע מאחריות השוכר לפי כל דין, השוכר בלבד יהיה אחראי לכל נזק ו/או אובדן שייגרם לגוף ו/או לרכוש של כל אדם ו/או ישות משפטית תוך כדי ועקב ביצוע עבודות במושכר על ידי השוכר ו/או קבלני משנה ששכר ו/או מי מטעמו, וכן יהיה אחראי לכל נזק ו/או אובדן שייגרם לכל אדם, ישות משפטית, גוף או רכוש בקשר עם החזקתו ו/או השימוש במושכר ו/או כל מעשה ו/או מחדל של השוכר ו/או עובדיו ו/או מבקריו ו/או ספקיו ו/או מי מטעמו.

18 <u>ביטוח</u>

18.1 מבלי לגרוע מאחריות השוכר על פי הסכם זה ו/או על פי כל דין, לפני מועד תחילת ביצוע עבודות התאמה במושכר, ככל שתבוצענה, מתחייב השוכר לערוך ולקיים, בין בעצמו ובין באמצעותו, ביטוח עבודות קבלניות בשם השוכר, קבלנים וקבלני משנה, המשכיר וחברת הניהול, וזאת כמפורט באישור עריכת הביטוח המצורף

להסכם זה ומהווה חלק בלתי נפרד הימנו ומסומן **כנספח ה'1** (בהתאמה להלן: "**אישור עריכת ביטוח עבודות השוכר**" ו"**ביטוח עבודות השוכר**"). על אף האמור לעיל, בעבודות במושכר שערכן אינו עולה על 150,000 ש"ח, רשאי השוכר שלא לערוך ביטוח עבודות קבלניות כאמור ובלבד שימציא אישור עריכת ביטוחי הקבע של השוכר, אשר מפרט כי הביטוחים כוללים כיסוי לעבודות הנערכות במושכר.

18.2 ללא צורך בכל דרישה מצד המשכיר, מתחייב השוכר להמציא לידי המשכיר לא יאוחר ממועד תחילת ביצוע העבודות במושכר, ככל שתבוצענה, את אישור עריכת ביטוח עבודות השוכר, כשהוא חתום על ידי המבטח. השוכר מצהיר כי ידוע לו שהמצאת אישור עריכת ביטוח עבודות השוכר כאמור הנה תנאי מתלה ומקדמי לביצוע עבודות במושכר, והמשכיר יהא זכאי למנוע מן השוכר ביצוע עבודות במושכר היה והאישור כאמור לא הומצא לפני מועד תחילת ביצוע העבודות.

גבולות האחריות בביטוח צד שלישי הנערך בביטוח עבודות השוכר, כאמור בסעיף (2) לאישור עריכת ביטוח עבודות השוכר (נספח ה'1) הנם בסכום 8,000 ש"ח (שמונת אלפים שקלים חדשים) כפול שטח המושכר מינימום 400,000 ש"ח ומקסימום 4,000,000 ש"ח לאירוע ובמצטבר למשך תקופת ביטוח; כל הנ"ל בכפוף לאמור בסעיף **Error! Reference source not found.** להלן.

18.3 מבלי לגרוע מאחריות השוכר עפ"י הסכם זה ו/או עפ"י דין, מתחייב השוכר לערוך ולקיים למשך תוקפו של הסכם זה את הביטוחים המפורטים באישור עריכת הביטוח המצורף להסכם זה ומהווה חלק בלתי נפרד הימנו ומסומן **כנספח ה'** (להלן: "**אישור עריכת ביטוחי השוכר**") אצל חברת ביטוח מורשית כדין ובעלת מוניטין (להלן: "**ביטוחי השוכר**").

18.4 ללא צורך בכל דרישה מצד המשכיר, מתחייב השוכר להמציא לידי המשכיר את אישור עריכת ביטוחי השוכר כאמור, כשהוא חתום על ידי המבטח.

18.5 גבולות האחריות בביטוח צד שלישי הנערך על ידי השוכר, כאמור בסעיף (2) לאישור עריכת ביטוחי השוכר (נספח ה') הינם בסכום של 14,000 ש"ח כפול שטח המושכר מינימום 1,000,000 ש"ח ומקסימום 20,000,000 ש"ח לאירוע ובמצטבר למשך תקופת ביטוח שנתית; כל הנ"ל בכפוף לאמור בסעיף 18.17 להלן.

18.6 מוסכם כי השוכר רשאי שלא לערוך ביטוח אבדן הכנסות, במלואו או בחלקו, כמפורט בסעיף (4) לאישור עריכת ביטוחי השוכר (נספח ה'), ואולם האמור בסעיף **Error! Reference source not found.**18.10 להלן יחול לגבי כל אבדן הכנסות כאמור לעיל כאילו נערך הביטוח בגינו במלואו.

18.7 מוסכם כי השוכר רשאי שלא לערוך ביטוח כנגד שבר זכוכית, במלואו או בחלקו, כמפורט בסעיף (1) לאישור עריכת ביטוחי השוכר (נספח ה'), ואולם האמור בסעיף 18.10 להלן יחול לגבי כל אבדן או נזק עקב שבר זכוכית כאילו נערך הביטוח בגינו במלואו.

18.8 השוכר מתחייב כי בכל ביטוח רכוש נוסף או משלים לביטוחי השוכר כאמור ייכלל סעיף בדבר ויתור על זכות תחלוף לטובת המשכיר חברת הניהול והבאים מטעמם . אולם הויתור כאמור לא יחול לטובת בן אדם שגרם לנזק בזדון.

18.9 השוכר מתחייב לעדכן את סכומי הביטוח בגין הביטוחים הנערכים על פי סעיפים (1) ו-(4) לאישור עריכת ביטוחי השוכר (נספח ה'), מעת לעת, כדי שישקפו תמיד את מלוא שוויו של נשוא הביטוח המבוטח על פיהן.

18.10 השוכר פוטר את המשכיר, חברת הניהול והבאים מטעמם של הנ"ל וכן שוכרים אחרים, דיירים ובעלי הזכויות האחרים בבניין (להלן יקראו יחדיו השוכרים האחרים, הדיירים ובעלי הזכויות האחרים כאמור: "**בעלי הזכויות האחרים**") , אשר בהסכמי השכירות שלהם או בכל הסכם אחר המקנה להם זכויות בבניין נכלל פטור מקביל כלפי השוכר, בגין נזק שהוא זכאי לשיפוי בגינו (או שהיה זכאי לשיפוי בגינו אלמלא ההשתתפויות העצמיות הנקובות בפוליסות) על פי הביטוחים שהתחייב לערוך בהתאם לסעיף (1) לאישור עריכת ביטוח עבודות השוכר (נספח ה'1) וסעיפים (1) ו-(4) לאישור עריכת ביטוחי השוכר (נספח ה'), ובלבד שהפטור מאחריות לא יחול לטובת בן אדם שגרם לנזק בזדון.

18.11 למען הסר ספק, מובהר, כי אי המצאת אישורי הביטוח במועד, כאמור בסעיפים **Error! Reference source not found.** ו- **Error! Reference source not found.** לעיל, לא תפגע בהתחייבות השוכר על פי הסכם זה, לרבות, ומבלי לפגוע

בכלליות האמור, כל חובת תשלום שחלה על השוכר. השוכר מתחייב לקיים את כל התחייבויותיו על פי הסכם גם אם יימנעו ממנו ביצוע עבודות ו/או קבלת החזקה במושכר ו/או הכנסת נכסים במושכר ו/או פתיחת עסקו במושכר, בשל אי הצגת האישורים במועד.

18.12 לפני מועד תום תקופת ביטוחי השוכר, מתחייב השוכר להפקיד בידי המשכיר אישור עריכת ביטוח כאמור בסעיף **Error! Reference source not found.** לעיל בגין הארכת תוקפם לתקופה נוספת. השוכר מתחייב לחזור ולהפקיד את אישור עריכת הביטוח במועדים הנקובים, מדי תקופת ביטוח וכל עוד הסכם זה בתוקף.

18.13 המשכיר רשאי לבדוק את אישורי הביטוח שיומצאו על ידי השוכר כאמור בסעיפים **Error! Reference source not found.**, **Error! Reference source not found.** ו- **Error! Reference source not found.** לעיל והשוכר מתחייב לבצע כל שינוי או תיקון שיידרש על מנת להתאימם להתחייבויות השוכר כאמור בסעיף 18 זה לעיל. השוכר מצהיר כי זכות הביקורת של המשכיר ביחס לאישורי הביטוח וזכותו להורות על תיקון ביטוחי השוכר כמפורט לעיל, אינה מטילה על המשכיר או מי מטעמו כל חובה וכל אחריות שהיא בכל הקשור לאישורי הביטוח כאמור, טיבם, היקפם ותקפם של ביטוחי השוכר, או לגבי העדרם, ואין בה כדי לגרוע מכל חבות שהיא המוטלת על השוכר על פי הסכם זה.

18.14 השוכר מתחייב למלא אחר תנאי פוליסות הביטוח הנערכות על ידו, לשלם את דמי הביטוח במלואם ובמועדם, ולדאוג ולוודא כי ביטוחי השוכר יחודשו מעת לעת לפי הצורך ויהיו בתוקף במשך כל תקופת השכירות.

18.15 השוכר מתחייב לקיים את נוהלי הבטיחות הסבירים אשר יפורסמו מעת לעת על ידי המשכיר ו/או חברת הניהול.

18.16 מבוטל.

18.17 למען הסר ספק, מוסכם בזאת כי קביעת גבול האחריות כמפורט בסעיפים **Error! Reference source not found.** ו-18.5 לעיל הנה בבחינת דרישה מזערית המוטלת על השוכר. השוכר מצהיר ומאשר כי הוא יהיה מנוע מלהעלות כל טענה ו/או דרישה כלפי המשכיר ו/או חברת הניהול ו/או מי מטעמם, בכל הקשור לגבולות האחריות המזעריים כאמור.

18.18 מבלי לפגוע בכלליות האמור בסעיף 17 לעיל, יהא השוכר אחראי לכל תביעה שהמשכיר עלול להתחייב בה כתוצאה מהפרתן או אי קיומן של הוראות כל דין או רשיון על ידי השוכר או כתוצאה מהפרת התחייבות של השוכר על פי הוראות הסכם זה.

18.19 מבלי לגרוע מהוראות הסכם זה ומבלי לגרוע מאחריות המשכיר או מאחריות חברת הניהול על-פי הסכם זה או על-פי דין, על המשכיר לערוך ולקיים, בין באמצעות המשכיר ובין באמצעות חברת הניהול, למשך תוקפו של ההסכם, את הביטוחים המפורטים בהמשך לסעיף זה אצל חברת ביטוח מורשית כדין ובעלת מוניטין:

18.19.1 **ביטוח מבנה הבניין** (לרבות מבנה המושכר) על צמודותיו ומערכותיו, במלוא ערך כינונם, וכן כל רכוש נוסף של המשכיר או של חברת הניהול המצוי במבנה הבניין ובסביבתו, בערך כינון, מפני אבדן או נזק עקב הסיכונים המקובלים בביטוח אש מורחב, לרבות אש, עשן, ברק, התפוצצות, רעידת אדמה, סערה וסופה, שיטפון, נזקי נוזלים והתבקעות צינורות, פגיעה על ידי כלי רכב, פגיעה על ידי כלי טיס, פרעות, שביתות, נזק בזדון וכן נזקי פריצה. הביטוח כאמור יכלול סעיף בדבר ויתור על זכות תחלוף כלפי השוכר והבאים מטעם השוכר, אולם הוויתור כאמור לא יחול לטובת בן אדם שגרם לנזק בזדון. הביטוח כאמור לא יכלול תכולה כלשהי, תוספת, שיפור או הרחבה שנעשו על ידי או מטעם או עבור השוכר או בעלי הזכויות האחרים (שלא באמצעות המשכיר או חברת הניהול או מי מטעמם).

18.19.2 **ביטוח אבדן תוצאתי** המבטח אבדן דמי שכירות ודמי ניהול בשל נזק שנגרם למבנה הבניין (לרבות מבנה המושכר) וכן לכל רכוש נוסף כאמור בסעיף 18.19.1 לעיל עקב הסיכונים המפורטים בסעיף 18.19.1 לעיל (למעט

פריצה), וזאת למשך תקופת שיפוי של 12 חודשים. הביטוח כאמור יכלול סעיף בדבר ויתור על זכות התחלוף לטובת השוכר והבאים מטעם השוכר, אולם הוויתור כאמור לא יחול לטובת בן אדם שגרם לנזק בזדון.

למשכיר ולחברת הניהול הזכות שלא לערוך ביטוח אבדן תוצאתי המבטח אבדן דמי שכירות, דמי ניהול ודמי חניה (אם קיימים) כאמור בסעיף 18.19.2 זה לעיל, במלואו או בחלקו, אולם האמור בסעיף 18.20 להלן יחול כאילו נערך הביטוח כאמור במלואו.

18.19.3 ביטוח אחריות כלפי צד שלישי בגבול אחריות של $2,500,000 לאירוע ובמצטבר על-פי הפוליסה, המבטח את חבות המשכיר וחברת הניהול על-פי דין בגין פגיעה גופנית או נזק לרכוש העלול להיגרם לגופו או לרכושו של אדם או ישות משפטית כלשהם בבניין ובסביבתו. הביטוח כאמור לא יהיה כפוף לכל הגבלה בדבר חבות הנובעת מ- אש, התפוצצות, בהלה, מכשירי הרמה, פריקה וטעינה, בעלי חיים, מתקנים סניטרים פגומים, הרעלה, כל דבר מזיק במאכל או משקה, שביתות והשבתות, חבות בגין וכלפי קבלנים קבלני משנה (מכל דרגה) ועובדיהם וכן תביעות תחלוף מצד המוסד לביטוח לאומי. הביטוח יורחב לשפות את השוכר בגין אחריות עקב מעשה או מחדל של המשכיר או של חברת הניהול ו/או של הבאים מטעמם של הנ"ל וזאת בכפוף לסעיף אחריות צולבת לפיו נחשב הביטוח כאילו נערך בנפרד עבור כל אחד מיחידי המבוטח.

18.19.4 ביטוח אחריות מעבידים המבטח את חבות המשכיר וחברת הניהול כלפי עובדיהם בגין פגיעה גופנית או מחלה מקצועית העלולה להיגרם למי מהם תוך כדי או עקב עבודתם בבניין ובסביבתו, בגבול אחריות של בגבול אחריות של $5,000,000 למקרה ובסה"כ לתקופת הביטוח. ביטוח זה אינו כולל כל הגבלה בדבר עבודות בגובה ובעומק, שעות עבודה, פתיונות ורעלים וכן בדבר העסקת נוער. הביטוח יורחב לשפות את השוכר היה ונטען לעניין קרות תאונת עבודה או מחלה מקצועית כלשהי כי השוכר נושא בחובות מעביד כלשהן כלפי מי מעובדי המשכיר או חברת הניהול.

18.20 המשכיר פוטר, בשם המשכיר ובשם חברת הניהול, את השוכר והבאים מטעם השוכר מאחריות בגין נזק שהמשכיר או חברת הניהול זכאים לשיפוי בגינו על-פי הביטוחים שעל המשכיר לערוך בהתאם לסעיפים 18.19.1 ו- 18.19.2 לעיל (או שהיו זכאים לשיפוי בגינו אלמלא ההשתתפויות העצמיות הנקובות בפוליסות), אולם פטור מאחריות כאמור לא יחול לטובת בן אדם שגרם לנזק בזדון.

19 <u>העברת והסבת זכויות</u>

19.1 השוכר לא יהיה זכאי להעביר זכויות במושכר וזכויות לפי ההסכם, או להתיר שימוש כלשהו במושכר או בכל חלק ממנו לאחרים, בין בתמורה ובין שלא בתמורה, במישרין או בעקיפין, ללא קבלת רשות המשכיר לשם כך במפורש, מראש ובכתב.

19.2 על אף האמור בס' 19(1) לעיל, מוסכם בזאת כי השוכר יהיה רשאי להשכיר את המושכר, או חלקו, בשכירות משנה, בכפוף לכך שימציא למשכיר בקשה מפורטת בכתב, 30 ימים מראש, ויקבל את אישורו מראש ובכתב של המשכיר, אשר לא יסרב, אלא מטעמים סבירים, ובכפוף לכך שאופי הפעילות של שוכר המשנה יתאים לאופי הבניין ולשימושים המותרים בתב"ע. שוכר המשנה יקבל על עצמו את כל הוראות הסכם זה, לרבות הוראות נהלי החניון וחברת הניהול של הבניין בו מצוי המושכר.
מובהר בזאת כי בכל מקרה ימשיך השוכר לשאת בכל חובותיו והתחייבויותיו על פי הסכם זה, לגבי כל שטח המושכר, והוא יהיה ערב לקיום כל הוראות הסכם זה ע"י שוכר המשנה.
הסכם חתום של שכירות המשנה יומצא למשכיר מיד לאחר חתימתו.

19.3. מבלי לגרוע מהאמור בסעיף 19.1 לעיל, מוסכם כי השוכר יהיה רשאי למצוא שוכר חלופי למושכר בתנאי הסכם זה, בכפוף לקיום כל התנאים שלהלן, במצטבר:
(1) זהותו של השוכר החלופי וכן מטרת השכירות של השוכר החלופי, יאושרו על ידי המשכיר 60 ימים מראש ובכתב, כשהמשכיר לא יסרב ליתן אישורו אלא מטעמים סבירים;

(2) השוכר החלופי יקבל על עצמו בהסכם מפורש שיערך בינו לבין המשכיר, מראש ובכתב, את כל הוראות ותנאי הסכם זה בקשר עם שכירות המושכר וימציא למשכיר, במלואם ובמועדם, את כל התשלומים והבטוחות בקשר עם כך;

(3) כחלק מהבטוחות שיינתנו להבטחת מילוי הוראות הסכם השכירות יפקיד השוכר החלופי בידי המשכיר ערבות בנקאית אוטונומית בלתי מותנית, בסך השווה לדמי השכירות ודמי הניהול, בתוספת מע"מ, עבור 6 חודשי שכירות של המושכר, כבטוחה לעמידתו של השוכר החלופי בכל הוראות הסכם השכירות שייחתם בינו לבין המשכיר, כאמור לעיל, במלואן ובמועדן.

עוד מוסכם בזאת, כי במידה וככל שהשוכר יבקש להביא שוכר חלופי לשכירות המושכר במקומו של השוכר, כמפורט בס"ק זה לעיל, יהיה רשאי המשכיר לאחר קבלת פרטי השוכר החלופי המוצע, על פי שיקול דעתו הבלעדי של המשכיר, להודיע לשוכר על סיומה המוקדם של תקופת השכירות שעל פי הסכם זה, כך ששכירות השוכר את המושכר תסתיים בתוך חודשיים (שני חודשים) ממועד קבלת המשכיר מהשוכר את פרטי השוכר החלופי המוצע, או במועד אחר במידה שיוסכם בכתב בין הצדדים. למען הסר ספק, מובהר ומוסכם בזאת כי במקרה כאמור יהיה רשאי המשכיר להשכיר את המושכר מייד עם סיומה המוקדם של תקופת השכירות, לכל אדם ו/או גוף, על פי שיקול דעתו הבלעדי. השוכר מסכים לכל האמור בסעיף זה לעיל ומוותר בזאת על כל טענה ו/או תביעה בקשר עם סיום מוקדם של תקופת השכירות כאמור בסעיף זה לעיל.

19.4. המשכיר יהא רשאי למכור ולהעביר לאחר את זכויותיו במגרש ו/או במבנה ו/או בכל אחת מיחידותיו לרבות המושכר או כל חלק ממנו ו/או את זכויותיו לפי ההסכם או לשעבדם או למשכנם בלא צורך במתן הסכמה מוקדמת של השוכר בתנאי שזכויותיו של השוכר על פי הוראות ההסכם ו/או לפי כל דין לא יפגעו והוראות הסכם זה יחולו על הצדדים, בשינויים המחויבים.

19.5 מבלי לגרוע מהאמור, המשכיר יהא רשאי להעביר, להמחות, להסב ולשעבד לזכותו של אחר את כל זכויותיו לדמי השכירות נשוא ההסכם והשוכר יפעל על פי ובהתאם להוראות בכתב שינתנו לו בעניין זה על ידי המשכיר.

20 <u>סעיפים יסודיים ופיצוי מוסכם מראש</u>

20.1 מוסכם בזאת כי הוראות הסעיפים 8.1, 9, 10, 11, 12.1, 13, 14, 15.1, 15.2, 15.3, 15.8, 16.3, 16.4, 18, 19.1, 22 הנם סעיפים עיקריים ויסודיים של הסכם זה כמשמעותו של מושג זה על פי חוק החוזים (תרופות בשל הפרת הסכם) תשל"א- 1970. הפרתם של סעיפים אלו או איזה מהם תחשב כהפרה יסודית כמשמעותו של מושג זה עפ"י חוק החוזים (תרופות בשל הפרת הסכם) תשל"א-1970.

20.2 הפרת הוראות הסעיפים 9, 10, 11, 12.1, 14, 16.4, 18, 22 של הסכם זה תקנה למשכיר בנוסף לכל הסעדים והתרופות המוקנים לו זכות לפיצוי מוסכם ומוערך מראש בסך דמי השכירות ודמי האחזקה בגין המושכר עבור 4 חודשי שכירות, בתוספת מע"מ, כפי שיהיו מעת לעת (להלן: "**הפיצוי המוסכם**"). הפיצוי המוסכם יהיה צמוד למדד למן המדד הבסיסי ועד למדד שיהיה ידוע בשעת התשלום בפועל. הצדדים מצהירים בזאת שסכום הפיצוי המוסכם ראוי וסביר והוא נקבע על ידם בהתאם לנזקים אותם הם צופים במקרה של הפרתו היסודית של ההסכם.

20.3 מבלי לגרוע מהתחייבויות השוכר על פי הסכם זה מוסכם בזאת כי פיגור של השוכר בתשלום דמי השכירות ו/או בתשלום אחר המוטל עליו על פי הסכם זה ישא ריבית פיגורים כהגדרתה בהסכם זה, החל מהיום הרביעי לפיגור בתשלום כאמור, כל זאת בנוסף ומבלי לגרוע מכל הסעדים והתרופות המוקנים לו על פי הסכם זה ו/או על פי כל דין. כמו כן ומבלי לפגוע באמור לעיל, מוסכם בזאת כי במידה וככל שהשוכר יאחר בביצוע תשלום דמי השכירות ו/או כל תשלום אחר המוטל עליו לשלם למשכיר על פי הסכם זה, יבצע השוכר את התשלומים הללו על פי שער הדולר הידוע במועד ביצוע התשלום בפועל, אולם בכל מקרה על פי שער דולר שלא יפחת מהגבוה מבין שער הדולר שהיה ידוע במועד הקבוע והמיועד לביצוע התשלום הרלוונטי על פי הוראות הסכם זה או שער המינימום כהגדרתו לעיל.

21 <u>ביטול השכירות וההסכם</u>

מבלי לגרוע מזכויות השוכר על פי דין, השוכר מסכים ומתחייב בזאת כי חרף הוראות הסכם זה באשר לתקופת השכירות הרי שהמשכיר יהא רשאי - אך לא חייב - לבטל הסכם זה ולפנות את השוכר מהמושכר בהודעה חד-צדדית של 30 ימים מראש בכתב ובלבד שניתנה לשוכר הזדמנות בת 14 ימים לתקן את ההפרה בכל אחד מהמקרים המפורטים להלן:

21.1 אם השוכר הפר ו/או לא קיים במועד אחד מן התנאים ו/או ההתחייבויות על פי הסעיפים היסודיים.

21.2 השוכר הפר הסכם זה הפרה שאינה יסודית ולא תיקנה בתוך 30 יום מהיום שנדרש לעשות כן.

21.3 אם מונה לשוכר ו/או לנכסיו, כולם או חלקם, ו/או לעסקיו כונס נכסים ו/או מפרק (לרבות זמני) ו/או אם הוא הוכרז כפושט רגל ו/או הוגשה כנגדו בקשה לצו על פי סעיף 350 לחוק החברות התשנ"ט-1999, או לעיקול חלק מהותי מנכסיו, הכל לפי העניין.

בכל אחד מהמקרים לעיל יחולו הוראות סעיף 22 להלן.

22 <u>פינוי המושכר</u>

22.1 השוכר מתחייב בזאת לפנות את המושכר בתום תקופת השכירות או עם ביטול הסכם זה כדין, מכל סיבה, הכל לפי המועד המוקדם יותר, לפי העניין, ולהחזיר את המושכר לחזקתו הבלעדית של המשכיר, או למי שהמשכיר יורה לו, כשהוא נקי, מסודר, צבוע מחדש בצבע מסוג סופרקריל (בגוון בו קיבל את המושכר), ריק מכל אדם וחפץ והמערכות בו במצב טוב ותקין, למעט בלאי סביר. חרף האמור לעיל, אשר למתקנים ומערכות שהותקנו במושכר, הרי שמתקנים אלה יושארו על ידי השוכר במושכר, כמפורט בס"ק 22.2 להלן. כל העבודות הכרוכות בביצוע האמור לעיל יבוצעו בטרם תום תקופת השכירות או ביטולה עפ"י הסכם זה, ובהתאם להוראות מהנדס מטעם המשכיר ובכל מקרה, מבלי לפגוע במבנה ו/או במערכות בו ו/או בפעילות השוטפת של דיירי המבנה. מוסכם, כי ניתוק שרתי השוכר מהמושכר יבוצע בתיאום מראש עם אנשי התקשורת (IT) מטעם המשכיר, בכפוף לכל הוראותיהם ובכל מקרה שלא באמצעות ניתוק כבלים, כך שניתוק השרתים לא יגרום כל נזק למושכר ו/או לחיווט במושכר.

22.2 למעט אם הוסכם אחרת בכתב בין הצדדים, מוסכם בזאת, כי כל השינויים ו/או ההתאמות ו/או השיפוצים ו/או המתקנים ו/או המערכות ו/או התוספות שאינם מתקנים ניידים שיבוצעו ו/או יותקנו במושכר על ידי השוכר ו/או המשכיר וכל המחוברים האחרים למושכר (להלן: "**המתקנים**") יעברו עם תום תקופת השכירות, או סיום ההסכם, לרבות עם חילופי השוכר, לרשותו ולבעלותו הבלעדיים של המשכיר. השוכר מתחייב שלא לשעבד או לתת לצד ג' זכות כל שהיא במתקנים ובמערכות כאמור. השוכר מוותר בזאת על כל טענה בקשר עם האמור לעיל. אין בכל האמור לעיל כדי לגרוע מזכותו של המשכיר לדרוש מהשוכר לפנות, לסלק, להסיר, או לבצע כל פעולה שהיא כדי להחזיר את מצבו של המושכר למצבו במועד המסירה ומלוא עלות העבודות שיהיו כרוכות בכך יחולו על השוכר. למען הסר ספק, מובהר, כי אין בכל האמור לעיל כדי להתיר לשוכר לבצע כל שינוי שהוא בניגוד להוראות הסכם זה.

22.3 בנוסף ומבלי לגרוע מהסעדים והתרופות המוקנים למשכיר על פי הוראות הסכם זה ו/או הוראות הדין, השוכר מתחייב בזאת כי אם לא יפנה את המושכר ולא ימסור אותו למשכיר, כנדרש בסעיף קטן 22.1 לעיל הוא ישלם למשכיר עבור כל יום איחור דמי שימוש מוסכמים ומוערכים מראש בסך בש"ח שווה ערך למכפלת דמי השכירות היומיים כפול 2, וזאת ללא צורך בהוכחת נזק. סכום זה יהיה צמוד למדד מן המדד הבסיסי ועד למדד שיהיה ידוע בעת הפינוי בפועל. הצדדים מסכימים, כי סכום זה מהווה פיצוי מוסכם והוגן למשכיר כתוצאה מסתברת של איחור בפינוי המושכר כאמור וכל זאת מבלי לפגוע מזכות המשכיר לכל סעד אחר ו/או לפיצוי בשיעור גבוה יותר, לרבות פיצוי שיחויב בו המשכיר, אם יחויב, כלפי שוכר חליפי כל שהוא. בנוסף, במקרה של אי פינוי, ישא השוכר בכל ההוצאות המשפטיות שיחולו לשם פינויו מהמושכר ולשם גביית הסכומים המגיעים למשכיר בקשר עם אי הפינוי, לרבות אך לא רק, אגרות חוו"ד מומחים, שכ"ט עו"ד, לרבות ריבית והפרשי הצמדה בגין הוצאות אלה. מבלי לגרוע מהאמור לעיל, מובהר, כי כל עוד לא פונה המושכר מכל החפצים והמתקנים שהשוכר נדרש לפנותם ולא נמסר למשכיר, כנדרש בסעיף קטן 22.1 לעיל, לרבות אם ינוהל מו"מ בין הצדדים בדבר הארכת תקופת השכירות ו/או שינוי תנאי מתנאי הסכם השכירות, יהיה השוכר חייב בנוסף לכל סעד אחר, בכל ההתחייבויות והתשלומים החלים עליו על פי הסכם זה במהלך תקופת השכירות, כולל, אך לא רק, דמי שכירות (בסך הגבוה מבין דמי השכירות הבסיסיים או דמי השכירות המותאמים), ארנונה, דמי ניהול, חשמל וכיוצ"ב. מובהר, כי אין באמור לעיל כדי להוות אישור כל

שהוא לשוכר, אף לא במשתמע, שלא לפנות את המושכר במועד תום תקופת השכירות כמפורט בסעיף 22.1 לעיל.

22.4 לא פינה השוכר את החפצים הניידים ו/או המתקנים שנדרש לפנות, או כל חלק מהם, כאמור, תהא למשכיר הזכות והברירה לפרק אותם, לפנותם, או לאחסן אותם, הכל על חשבון ועל אחריות השוכר, או לחילופין לקבל בהם את הקניין מבלי שתחול עליו חובת תשלום שיפוי ו/או פיצוי ו/או החזר ו/או תשלום שהוא והשוכר מוותר על כל טענה בקשר עם כך. מבלי לגרוע מהאמור בכל מקום אחר, במידה וההסכם יסתיים בשל הפרתו על ידי השוכר ו/או אם השוכר יוותר חייב כספים כלשהם שהיה חייב לשלם מכוח הסכם זה, לרבות אך לא רק, ארנונה, חשמל ודמי שכירות, בכל מקרה תהיה למשכיר זכות עיכבון במתקנים. דרש המשכיר את פינויים של החפצים ו/או המתקנים וכולם או חלקם לא פונה, כי אז ולצורך תשלום דמי השימוש הראויים כקבוע בפסקה 22.3 לעיל יחשב השוכר כמי שלא פינה את המושכר כל עוד השוכר לא פרק והוציא את כל החפצים והמתקנים מהמושכר ולא התאים את המושכר למצבו כפי שהיה במועד המסירה.

23 <u>בטוחות</u>

23.1 במידה ששיעור אחזקותיהם המשותף של יהודה זיסאפל וזהר זיסאפל, במישרין או בעקיפין, ירד מתחת ל-25% מסך המניות המוקצות של השוכר, וזאת כבטוחה למילוי כל התחייבויותיו של השוכר על פי הסכם זה, במלואן ובמועדן, יפקיד השוכר בידי המשכיר מייד עם שינוי שיעור האחזקות כאמור, ערבות בנקאית אוטונומית, בלתי מותנית וניתנת לחילוט במלואה או בשיעורין, בכל עת וללא הנמקה, לפקודת המשכיר, על סך בשקלים השווה לשישה (6) חודשי שכירות, לרבות דמי שכירות, דמי ניהול ומע"מ, כשיעורם על פי הסכם זה בעת הוצאת הערבות הבנקאית (להלן: "**הערבות**" או "**הבטוחה**").

הערבות תהיה בנוסח המצ"ב <u>כנספח ו'</u> להסכם זה ותהיה צמודה למדד המחירים לצרכן. תוקף הערבות יהיה למשך כל יתרת תקופת השכירות בתוספת 3 חודשים. הערבות תהיה מבוילת כדין וכל הוצאות הכרוכות בהוצאת הערבות יחולו על השוכר בלבד.

במידה שהערבות או חלקה יחולט, מתחייב השוכר להפקיד, מיד לאחר החילוט כאמור, ערבות נוספת בנוסח ועל פי התנאים לעיל.

23.2 מבלי לגרוע מיתר הוראות הסכם זה, המשכיר יהיה רשאי לממש את הבטוחה, כולה או חלקה, לפי בחירתו, כדלקמן:

23.2.1 במקרה של אי פינוי המושכר במועד המתחייב יהיה המשכיר רשאי לממש את הבטוחה במלואה או בחלקה, ובאופן שהכספים שישולמו יחשבו בין היתר כפיצוי המוסכם והמוערך מראש כקבוע בהסכם זה.

23.2.2 במקרה של אי ביצוע תשלום החל על פי הסכם זה או הסכם הניהול, על השוכר, יהיה המשכיר זכאי לממש את הבטוחה בגובה סכום התשלום המתחייב ובצירוף הפרשי הצמדה, קנסות, ריבית פיגורים וכל יתר הוצאות המשכיר.

היה ואי ביצוע התשלום מהווה הפרה יסודית של הסכם זה, יהיה המשכיר רשאי לממש את הבטוחה בגובה כל סכום המגיע למשכיר על פי הסכם זה.

23.2.3 במקרה של נזק או אובדן למושכר ו/או לתכולתו החלים על פי הסכם זה ו/או הסכם הניהול על השוכר, יהיה המשכיר זכאי לממש את הבטוחה בגובה הסכום המתחייב לשם תיקונם. "תיקון" משמע: לרבות החלפה.

23.2.4 בכל מקרה של הפרה יסודית של הסכם זה, שלא תוקנה תוך 7 ימים, ובמקרה של הפרה לא יסודית, במידה ולא תוקנה תוך 14 יום מהיום שהשוכר קיבל על כך התראה בכתב מאת המשכיר ו/או חברת הניהול ו/או מי מטעמם.

23.3 אין במתן הבטוחה על פי סעיף זה, ו/או במימוש כל חלק ממנה בכדי להוות ויתור מצד המשכיר ו/או חברת הניהול על זכותם לסעדים אחרים כנגד השוכר, בין אם הסעדים מפורשים בגוף ההסכם או הסכם הניהול ובין אם אלה סעדים העומדים למשכיר מכוח כל דין, או בכדי להגביל את סכום הפיצויים או הנזקים אשר חברת הניהול ו/או המשכיר יהיו רשאים לתבוע ו/או לגבות מהשוכר.

24 <u>מנהג בעלים - תפיסת המושכר ע"י המשכיר</u>

מבלי לגרוע מתוקף האמור בהסכם זה ובנוסף לכל הסעדים והתרופות המוקנים למשכיר עפ"י הסכם זה ו/או על פי כל דין, מוסכם בזאת כדלקמן:

24.1 בתום תקופת השכירות ו/או בכל מקרה של פקיעתו או ביטולו של הסכם זה כדין ו/או בכל מקרה בו השוכר הפסיק את פעילותו במושכר או נטש את המושכר, הכל לפי המוקדם, יהיה המשכיר רשאי לנהוג במושכר או בכל חלק ממנו מנהג בעלים.

24.2 אם השוכר לא יפנה את המושכר בתום תקופת השכירות ו/או עם פקיעתו ו/או עם ביטולו של הסכם זה כדין ו/או בכל מקרה בו השוכר הפסיק את פעילותו במושכר או נטש את המושכר, הכל לפי המוקדם יותר, הוא יחשב כמשיג גבולו של המשכיר במושכר ובכל חלק ממנו וכ"פולש טרי", החל מהמועד בו יהיה חייב בפינוי המושכר כאמור ועד לפינויו בפועל. במקרים כאמור וכן בכל מקרה בו השוכר הפסיק את פעילותו במושכר או נטש את המושכר, יהיה המשכיר רשאי וזכאי למנוע מהשוכר או ממי מיחידיו ו/או מכל אדם מטעמו להיכנס למושכר ולעשות שימוש, במושכר או בכל חלק ממנו. כמו כן, יהיה המשכיר זכאי ורשאי, בין היתר, להשתמש בכוח סביר, להחליף את מנעול המושכר, לנתק ו/או להורות על ניתוק החשמל, המים, הטלפון, הגז, מיזוג האוויר, וכל שירות אחר, ולמנוע מהשוכר גישה וכניסה למושכר, ולרבות לבנין.

24.3 השוכר נותן בזאת הסכמתו למשכיר לבצע את כל הפעולות כמפורט בסעיפים 24.1 ו-24.2 לעיל. המשכיר לא יהיה אחראי לכל נזק מכל סוג שיגרם לשוכר או למי מטעמו או לרכוש של מי מהם, אם יגרם, בקשר עם פעולות המשכיר כאמור ולשוכר לא תהיה כל טענה או תביעה בקשר עם פעולות המשכיר כאמור, אף אם נגרמו לשוכר בשל כך נזקים. כמו כן, השוכר ישלם למשכיר את כל ההוצאות והנזקים שיגרמו למשכיר או למי מטעמו בקשר עם הפעולות כאמור לעיל.

25 <u>שונות</u>

25.1 הכותרות בהסכם זה הוספו לשם נוחיות העיון והשימוש בלבד ואין בהן כדי ללמד על תוכנו ופירושו של ההסכם.

25.2 הנספחים המצורפים להסכם זה מהווים חלק בלתי נפרד הימנו.

25.3 שילם צד מן הצדדים להסכם, לאחר מתן התראה מוקדמת שבכתב בת שבעה (7) ימי עסקים למשנהו, סכום כלשהו שחובת תשלומו חלה על הצד האחר בתוקף הוראות כל דין או בתוקף הוראות הסכם זה, יהא על הצד החייב בתשלום להחזיר לצד המשלם את הסכום ששולם על ידו בצרוף ריבית פיגורים ממועד תשלומו על ידי הצד המשלם עד למועד החזרתו בפועל על ידי הצד החייב.

25.4 הצדדים בוחרים בעיר תל-אביב-יפו כמקום השיפוט הייחודי והבלעדי לצורכי הוראות הסכם זה.

25.5 כל שינוי או תיקון או ויתור בהסכם או בתנאי מתנאיו יעשה בכתב וייחתם על ידי הצדדים.

25.6 הסכמת המשכיר ו/או השוכר לסטייה מתנאי ההסכם לא תשמש תקדים ו/או לא תהווה משום ויתור ולא ילמדו ממנה גזירה שווה למקרה אחר.

25.7 בוטל.

25.8 כתובות הצדדים למטרות ההסכם הן כאמור במבוא וכל הודעות שיש למסור לפי ההסכם או בקשר אליו תהיינה בכתב ותימסרנה ביד או בדואר רשום לפי כתובות אלה. נשלחה הודעה בדואר רשום, היא תחשב כאילו הגיעה לידיעתו ולרשותו של הצד הנמען תוך 72 שעות מעת שיגורה אליו.

25.9 מובהר ומוסכם, כי השוכר לא יהיה זכאי לרשום את השכירות על פי הסכם זה בלשכת רישום המקרקעין וכי השוכר לא יהיה רשאי בכל עת שהיא לרשום הערת אזהרה מכוח זכויותיו על פי הסכם זה. כל פעולה של השוכר בניגוד להוראות סעיף זה תהווה הפרה יסודית של ההסכם.

25.10 הסכם זה ממצה ומשקף נאמנה את אשר הוסכם בין הצדדים. לא יהיה תוקף לכל מצג ו/או התחייבות ו/או הסכם ו/או זיכרון דברים ו/או פרסום ו/או הצהרה, שלא מצאו ביטויים בהסכם זה. כל מצג ו/או הסכם ו/או התחייבות אשר קדמו להסכם זה בטלים ומבוטלים בזאת. הצדדים מצהירים, כי הגיעו לידי הסכם זה על סמך חקירה ובדיקה וכי שום צד לא הסתמך על שום מידע, אלא זה המובא במפורש בהסכם זה.

25.11 למרות כל האמור בכל מקום אחר בהסכם זה, בכל מקרה, לא יהיו המשכיר ו/או חברת הניהול אחראים, על פי הסכם זה, לנזקים עקיפים ו/או תוצאתיים, למעט במקרה של מעשה בזדון ו/או של מחדל בזדון על ידי המשכיר ו/או חברת הניהול ו/או מי מטעמם.

25.12 הצדדים מתחייבים בזאת לשמור בסודיות מוחלטת על כל תנאי הסכם זה ונספחיו, במיוחד אך לא רק גובה דמי השכירות, העלויות הכרוכות בשכירות ותקופת השכירות וכן על כל מידע בקשר עם חברות בקבוצת רד-בינת שיגיע לידיעתו במסגרת המו"מ לחתימת הסכם זה ו/או לאחר חתימתו ושאינו נחלת הכלל (להלן: "המידע הסודי"), ולא להעבירו או לגלותו לכל צד ג', אלא אך ורק אם וככל שיחוייב על פי כל דין על ידי רשות מוסמכת. במקרה כאמור, יודיע צד למשנהו מיד עם קבלת הדרישה לגילוי המידע הסודי ובטרם גילויו.

ולראיה באנו על החתום בתאריך הנקוב לעיל:

____________________	____________________	____________________
נכסי זיסאפל (1992) בע"מ	נכסי כליל ומיכאל (1992) בע"מ	רדקום בע"מ
ח.פ. 51-174168-8	ח.פ. 51-174159-7	מספר חברה 52-004345-6

אני הח"מ, ________________, עו"ד של השוכר ________________, מאשר בזאת, כי ה"ה (1) ____________ו- (2) ____________ חתם/מו בשם השוכר על הסכם זה וכי הוא/ם מורשה/ים לחתום על ההסכם וחתימתו/ם על ההסכם מחייבת את השוכר לכל דבר ועניין.

____

עורך דין

<u>רשימת נספחים</u>

1. **נספח א׳:** תשריט המושכר.

2. **נספח ב׳:** בוטל.

3. **נספח ג׳:** נהלי ביצוע עבודות התאמה.

4. **נספח ד׳:** הסכם הניהול.

5. **נספח ה׳:** אישור ביטוחים.

6. **נספח ה׳1:** אישור ביטוח עבודות השוכר.

7. **נספח ו׳:** נוסח הערבות הבנקאית.

נספח א'

תשריט המושכר

נספח ג'
נהלי ביצוע עבודות התאמה

נספח ד'

<u>הסכם הניהול</u>

נספח ה'
אישור ביטוח

לכבוד תאריך: _______________

נכסי זיסאפל (1992) בע"מ ו/או נכסי כליל ומיכאל (1992) בע"מ ו/או חברת האם ו/או חברות בנות ראול ולנברג 24, תל-אביב ("המשכיר")

הנדון: **אישור ביטוח על פי הסכם שכירות בין המשכיר, לבין _______________ (להלן: "השוכר"), מיום _________ (להלן: "ההסכם") בכל הקשור לשכירת נכס בבניין ברח' _______________ (להלן: "הבניין") בגודל של כ- _________ מ"ר ברוטו (להלן: "המושכר")**

הננו מתכבדים לאשר בזאת כי החל מיום .... ועד ליום .... ערכה חברתנו את הביטוחים המפורטים בהמשך, על שם השוכר, לעניין המושכר בבניין כאשר היקף הכיסוי הניתן על-פי הביטוח כאמור אינו נופל מהיקף הכיסוי הניתן על-פי נוסח הפוליסה הידוע כ-"ביט" 2010 (או נוסח פוליסת "ביט" המקביל לו במועד עריכת הביטוח) (להלן: "ביטוחי השוכר"):

1. ביטוח המבטח את תכולת המושכר וכן ציוד המשרת את המושכר בבעלותו ו/או באחריותו של השוכר והנמצא מחוץ למושכר בתחום הבניין, במלוא ערכם, וכן כל שינוי ותוספת למושכר שנעשו ו/או יעשו על ידי השוכר ו/או מטעמו, מפני אבדן או נזק עקב הסיכונים המקובלים בביטוח אש מורחב לרבות אש, עשן, ברק, התפוצצות, רעידת אדמה, סערה וסופה, שיטפון, נזקי נוזלים והתבקעות צינורות, פגיעה על ידי כלי רכב, פגיעה על ידי כלי טיס, שביתות, פרעות, נזק בזדון, שבר זכוכית וכן פריצה. הביטוח כולל תנאי מפורש לפיו מוותר המבטח על כל זכות תחלוף כלפי המשכיר, חברת הניהול והבאים מטעמם של הנ"ל וכן כלפי בעלי הזכויות האחרים בבניין (אשר בביטוח הרכוש של בעלי הזכויות האחרים בבניין נכלל סעיף מקביל בדבר ויתור על תחלוף כלפי השוכר), ובלבד שהאמור לעיל בדבר ויתור על זכות תחלוף לא יחול לטובת אדם שגרם לנזק בזדון.

2. ביטוח אחריות כלפי צד שלישי המבטח את חבות השוכר על-פי דין בגין פגיעה או נזק לגופו ו/או לרכושו של כל אדם ו/או גוף שהוא במסגרת פעילות השוכר והבאים מטעמו על-פי ההסכם, בגבול אחריות כמפורט להלן. הביטוח אינו כפוף לכל הגבלה בדבר חבות הנובעת מאש, התפוצצות, בהלה, מכשירי הרמה, פריקה וטעינה, מתקנים סניטריים פגומים, הרעלה, כל דבר מזיק במאכל או משקה, חבות בגין וכלפי קבלנים, קבלני משנה ועובדיהם, שביתות והשבתות וכן תביעות תחלוף מצד המוסד לביטוח לאומי. הביטוח מורחב לשפות את המשכיר ו/או חברת הניהול בגין אחריותם למעשי ו/או למחדלי השוכר והבאים מטעמו, וזאת בכפוף לסעיף אחריות צולבת לפיו יחשב הביטוח כאילה נערך בנפרד עבור כל אחד מיחידי המבוטח.

   גבול האחריות של לפחות: .... ש"ח לאירוע ובמצטבר למשך תקופת ביטוח שנתית.

3. ביטוח אחריות מעבידים בגין חבות השוכר כלפי כל עובדיו המועסקים על ידו בגין פגיעה גופנית או מחלה שיגרמו למי מהם תוך כדי ועקב העסקתם במושכר ובסביבתו, בגבול אחריות של 20,000,000 ₪ (עשרים מליון שקלים חדשים) לתובע, לאירוע ובמצטבר למשך תקופת ביטוח שנתית. ביטוח זה אינו כולל כל הגבלה בדבר עבודות בגובה ובעומק, שעות עבודה, קבלנים, קבלני משנה ועובדיהם, פיתיונות ורעלים וכן בדבר העסקת נוער. הביטוח כאמור מורחב לשפות את המשכיר ואת חברת הניהול היה ונטען לעניין קרות תאונת עבודה כלשהי כי הם נושאים בחובות מעביד כלשהם כלפי מי מעובדיו. הביטוח כולל ויתור על זכות תחלוף לטובת המשכיר ו/או חברת הניהול ו/או הבאים מטעמם, ובלבד שהויתור כאמור לא יחול לטובת אדם שגרם לנזק בזדון.

4. ביטוח הפסד הכנסות המבטח נזק תוצאתי במקרה אבדן או נזק למבנה הבניין ו/או למבנה המושכר ו/או לתכולת המושכר ו/או עקב מניעת גישה לנ"ל, עקב הסיכונים המפורטים בסעיף 1 לעיל, וזאת לתקופת שיפוי בת 12 חודשים לפחות.

   הביטוח כולל תנאי מפורש לפיו מוותר המבטח על כל זכות תחלוף כלפי המשכיר, חברת הניהול והבאים מטעמם של הנ"ל וכן כלפי בעלי הזכויות האחרים בבניין (אשר בביטוח האבדן התוצאתי של בעלי הזכויות האחרים בבניין נכלל סעיף מקביל בדבר ויתור על תחלוף כלפי השוכר), ובלבד שהאמור לעיל בדבר ויתור על זכות תחלוף לא יחול לטובת אדם שגרם לנזק בזדון.

הביטוחים דלעיל כוללים ותנאי מפורש לפיו הם קודמים לכל ביטוח הנערך על ידי המשכיר ו/או חברת הניהול וכי אנו מוותרים על כל דרישה או טענה בדבר שיתוף ביטוחי המשכיר ו/או חברת הניהול. כמו כן, אנו מתחייבים כי הביטוחים דלעיל לא יצומצמו ולא יבוטלו במשך תקופת הביטוח, אלא אם תימסר הודעה כתובה בדואר רשום לידי המשכיר, 60 יום מראש. כמו כן, הננו מאשרים כי השוכר לבדו אחראי לתשלום דמי הביטוח וההשתתפות העצמית בגין הביטוחים כאמור לעיל.

בכפוף לתנאים ולהסתייגויות של הפוליסות המקוריות עד כמה שלא שונו במפורש ע"פ האמור לעיל.

בכבוד רב,

_______________	_______________	_______________	_______________
(חתימת המבטח)	(חותמת המבטח)	(שם החותם)	(תפקיד החותם)

אישור עריכת ביטוח עבודות השוכר

תאריך _____

לכבוד

נכסי זיסאפל (1992) בע"מ ו/או נכסי כליל ומיכאל (1992) בע"מ ו/או חברת האם ו/או חברות בנות
ראול ולנברג 24, תל-אביב ("המשכיר")

א.ג.נ.,

הנדון: אישור ביטוח בקשר עם הסכם מיום .... (להלן: "ההסכם") ביניכם לבין
.... (להלן: "השוכר") לשכירת נכס ב...
בגודל של כ- _____ מ"ר ברוטו (להלן בהתאמה: "המושכר" ו"הבניין")

הננו מתכבדים לאשר בזאת כי החל מיום _____ ועד ליום _____ וכן במשך תקופת
תחזוקה מורחבת של 12 חודשים ערכה חברתנו ביטוח עבודות קבלניות בשם השוכר, קבלנים וקבלני
משנה, המשכיר וחברת הניהול המבטח את העבודות המבוצעות על ידי השוכר ו/או מטעמו כמפורט
להלן, כאשר היקף הכיסוי הניתן על פי הביטוח כאמור אינו נופל מהכיסוי הניתן על פי נוסח הפוליסה
הידוע כ"ביט' 2010" הנהוג במועד תחילת תקופת הביטוח או נוסח מקביל לו:

1. פרק 1 - ביטוח כל הסיכונים המבטח אבדן או נזק הנגרם לעבודות השוכר, במלוא ערכן, וכן אבדן או
נזק הנגרם לציוד קל המשמש לביצוע העבודות כאמור, שהינו חלק בלתי נפרד מהעבודות (למעט
במפורש ציוד שערך פריט בודד עולה על 30,000 ₪). פרק זה כולל סעיף בדבר ויתור על תחלוף כלפי
המשכיר ו/או חברת הניהול והבאים מטעמם של הנ"ל וכן כלפי בעלי הזכויות האחרים בבניין אשר
בביטוחיהם של בעלי הזכויות האחרים בבניין נכלל סעיף מקביל בדבר ויתור על תחלוף כלפי
השוכר, ובלבד שהאמור בדבר ויתור על זכות תחלוף לא יחול לטובת אדם שגרם לנזק בזדון.

   הפרק כולל הרחבה בדבר רכוש שעליו עובדים ו/או רכוש סמוך, בגבול אחריות שאינו נופל מסך
200,000 ש"ח (מאתיים אלף שקלים חדשים).

2. פרק 2 - ביטוח אחריות כלפי צד ג' בגבול אחריות כמפורט להלן. הפרק כאמור כולל סעיף
אחריות צולבת לפיו נחשב הביטוח כאילו נערך בנפרד עבור כל אחד מיחידי המבוטח.

   גבול אחריות: .... ש"ח לאירוע ובמצטבר למשך תקופת הביטוח.
   הפרק כאמור לא יכלול כל הגבלה לעניין הנושאים הבאים:

   א. תביעות תחלוף של המוסד לביטוח לאומי בגין עובדי קבלנים וקבלני משנה העובדים באתר
   העבודות.

   ב. נזקי גוף הנובעים משימוש בציוד מכני הנדסי שהינו כלי רכב מנועי ושאין חובה לבטחו
   בביטוח חובה.

   ג. חבות בשל נזק הנגרם עקב רעידות והחלשת משען בגבול אחריות בסך 1,000,000 ש"ח
   לאירוע.

3. פרק 3 - ביטוח אחריות מעבידים בגין חבות כלפי כל המועסקים בביצוע העבודות בגבול אחריות
של 20,000,000 ש"ח (עשרים מליון שקלים חדשים) לתובע, לאירוע ובמצטבר לתקופת ביטוח
שנתית. ביטוח זה אינו כולל כל הגבלה בדבר עבודות בגובה ובעומק, שעות עבודה, פיתיונות
ורעלים, קבלנים, קבלני משנה ועובדיהם וכן בדבר העסקת נוער.

הביטוח דלעיל כולל תנאי מפורש על פיו הינו קודם לכל ביטוח אשר נערך על ידי המשכיר ו/או חברת
הניהול, ואנו מוותרים על כל טענה ו/או דרישה בדבר שיתוף ביטוחי המשכיר ו/או חברת הניהול. כמו
כן אנו מתחייבים כי הביטוח הנ"ל לא יצומצם ולא יבוטל במשך תקופת ביצוע עבודות השוכר, אלא אם
תימסר הודעה כתובה בדואר רשום לידי המשכיר, 60 יום מראש. כמו כן, הפרת תנאי הפוליסה
והתנאותיה בתום לב על-ידי השוכר ו/או מי מטעמו, לא תגרע מזכויות המשכיר ו/או מזכויות חברת
הניהול לקבלת שיפוי על פי הפוליסה. כמו כן, הננו מאשרים כי השוכר לבדו אחראי לתשלום דמי
הביטוח וההשתתפות העצמית בגין הביטוח כאמור לעיל.

בכפוף לתנאים ולהסתייגויות של הפוליסות המקוריות עד כמה שלא שונו במפורש ע"פ האמור לעיל.

בכבוד רב,

(חתימת המבטח)	(חותמת המבטח)	(שם החותם)	(תפקיד החותם)

נספח ו'

נוסח הערבות הבנקאית שתימסר על ידי השוכר

לכבוד
נכסי זיסאפל (1992) בע"מ ו/או נכסי כליל ומיכאל (1992) בע"מ
מרחוב ראול ולנברג 24, תל-אביב ("**המשכיר**")

הנדון: ערבות מס' ________________

1. על פי בקשת השוכר - ____________________________ (להלן: "**המבקש**") אנו החתומים מטה, ערבים בזאת כלפיכם לתשלום כל סכום עד לסך של ___________ שקלים חדשים (________________________________ שקלים חדשים) (להלן: "**סכום הקרן**") בצרוף הפרשי מדד למדד המחירים לצרכן (להלן: "**סכום הערבות**"), המגיע או העשוי להגיע לכם מאת המבקש וזאת בתנאים כפי שיפורטו להלן.

2. (א) אנו מתחייבים לשלם לכם את סכום הערבות או כל חלק ממנה לפי דרישתכם הראשונה מפעם לפעם בכתב וזאת תוך 7 (שבעה) ימים מיום קבלת דרישתכם על ידינו.
(ב) אנו נשלם לידיכם את סכום הערבות כולו או חלקו, לרבות לשיעורין - הכל כאמור בדרישתכם - וזאת מבלי שתדרשו להוכיח ו/או לנמק ו/או לבסס את דרישתכם בכל צורה שהיא, מבלי שתחול עליכם כל חובה לדרוש תחילה מהמבקש את סכום הערבות כולו או מקצתו ו/או לנקוט בפעולה כלשהי כלפי המבקש ומבלי להתנות את התשלום האמור בכל תנאי שהוא.

3. סכום הערבות יחושב באופן הבא:

(א) סכום הקרן יוצמד למדד המחירים לצרכן המתפרסם על ידי הלשכה המרכזית לסטטיסטיקה או על ידי כל גוף מוסמך אחר אשר יחליף אותו (להלן: "**המדד**");
(ב) המדד הקובע לצורך חישוב סכום הערבות יהיה המדד האחרון הידוע ביום התשלום בפועל (להלן: "**המדד הקובע**");
(ג) המדד הבסיסי לצורך חישוב סכום הערבות יהיה המדד אשר פורסם ביום __________ ואשר היה _______ נקודות (להלן: "**המדד הבסיסי**");
(ד) אם ביום התשלום בפועל יעלה המדד הקובע על המדד הבסיסי אזי יוכפל סכום הקרן במדד הקובע והתוצאה תחולק במדד הבסיסי;
(ה) בכל מקרה לא יפחת סכום הערבות מסכום הקרן.

4. ערבות זו תישאר בתוקפה עד ליום ____________ ותוארך מפעם לפעם לתקופות בנות 12 חודשים כל אחת, על פי מכתב דרישה, שיימסר לידינו על ידי השוכר לפני תום תוקף הערבות.

.

תאריך: ______________________ **חתימה:** ______________________